Exhibit (a)(1)(A)

Offer to Purchase
All Outstanding Shares of Common Stock
of
SL INDUSTRIES, INC.
at
$40.00 Per Share in Cash
by
HANDY & HARMAN LTD.
and
HANDY & HARMAN GROUP LTD.,
its wholly owned subsidiary
and
SLI ACQUISITION CO.,
its wholly owned subsidiary

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON MAY 18, 2016, UNLESS THE OFFER IS EXTENDED.

Handy & Harman Ltd., a Delaware corporation (“Parent”), Handy & Harman Group Ltd., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), and SLI Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Purchaser (“Acquisition Sub”), are offering to purchase all of the issued and outstanding shares of common stock, par value $0.20 per share (the “Shares”), of SL Industries, Inc., a Delaware corporation (the “Company”), at a purchase price of $40.00 per Share in cash (the “Offer Price”), without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 6, 2016 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent, Purchaser and Acquisition Sub, pursuant to which, upon the terms and subject to the conditions set forth in the Merger Agreement, Acquisition Sub will accept the Shares for purchase in the Offer and Acquisition Sub will then merge with and into the Company, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly owned subsidiary of Purchaser (the “Merger”).

In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held by the Company, any of its subsidiaries, Parent, Purchaser or Acquisition Sub or held by stockholders of the Company who have properly and validly perfected their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the Delaware General Corporation Law (the “DGCL”)) will be converted into and become the right to receive an amount in cash equal to the Offer Price, without interest and subject to any required withholding of taxes (the “Merger Consideration”). Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

Acquisition Sub’s obligation to accept for payment and pay for Shares that are validly tendered pursuant to the Offer and not withdrawn prior to the expiration of the Offer is subject to the satisfaction of various conditions set forth in the Merger Agreement, including (a) expiration or termination of the waiting period applicable to the purchase of Shares pursuant to the Offer or the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder, (b) a nonwaivable condition that there be validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares that, when added to the Shares, if any, already owned by Parent and its subsidiaries, would represent at least a majority of all then outstanding Shares (the “Minimum Tender Condition”), (c) a nonwaivable condition that there be validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares that would represent at least sixty percent (60%) of all then outstanding Shares not owned by Parent or any of its affiliates (the “Super-Majority of the Minority Condition”), (d) Shares held by stockholders of the Company that have properly exercised appraisal rights under Delaware law do not exceed ten percent (10%) of the Shares outstanding immediately prior to the expiration of the Offer, and (e) the satisfaction of other customary conditions as described in this Offer to Purchase.  Satisfaction of the Super-Majority of the Minority Condition will require the tender of approximately 70% of the currently outstanding Shares (inclusive of Shares beneficially owned by Steel Partners Holdings L.P. and its affiliates). There is no financing condition to the obligations to consummate the Offer.  See The Tender Offer — Section 11 – Conditions of the Offer in this Offer to Purchase.

After the consummation of the Offer and the satisfaction of the conditions set forth in the Merger Agreement, Parent, Purchaser, Acquisition Sub and the Company will cause the Merger to become effective as soon as practicable without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL.

The Board of Directors of the Company (the “Company Board”) (upon the unanimous recommendation of a special committee of the Company Board consisting solely of independent directors (the “Special Committee”)) has unanimously (i) determined and declared that the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Offer and the Merger) are, on the terms and subject to the conditions set forth in the Merger Agreement, advisable and in the best interests of and are fair to the Company and its unaffiliated stockholders, (ii) approved, adopted and authorized in all respects the Merger Agreement (together with the other documents executed by the Company in connection therewith, including the Tender Agreement) and the transactions contemplated by the Merger Agreement (including the Offer and the Merger), (iii) recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer and (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the acceptance of Shares for payment pursuant to the Offer (the “Company Board Approval”).

A summary of the principal terms and conditions of the Offer appears in the “Summary Term Sheet” below. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

NEITHER THE OFFER NOR THE MERGER HAS BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR THE MERGER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.

April 21, 2016

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
CALL TOLL FREE: (800) 322-2885
E-mail:  tenderoffer@mackenziepartners.com

IMPORTANT

If you wish to tender all or a portion of your Shares to Acquisition Sub in the Offer, you should either (i) complete and sign the Letter of Transmittal (or a manually signed facsimile thereof) that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined below in the “Summary Term Sheet”) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in The Tender Offer — Section 3 – Procedures for Accepting the Offer and Tendering Shares in this Offer to Purchase or (ii) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

If you wish to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined below in the “Summary Term Sheet”) or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender your Shares by following the guaranteed delivery procedures described in The Tender Offer — Section 3 – Procedures for Accepting the Offer and Tendering Shares in this Offer to Purchase.

Questions and requests for assistance should be directed to the Information Agent (as defined below in the “Summary Term Sheet”) at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other material related to the Offer may be found at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

TABLE OF CONTENTS

SUMMARY TERM SHEET		ii
INTRODUCTION		1
SPECIAL FACTORS		2
1.	Background of the Offer; Past Contacts or Negotiations with the Company.	2
2.	Purpose of the Offer; Plans for the Company.	8
3.	Position of the Company Regarding Fairness of the Offer and the Merger.	9
4.	Position of the Purchaser Group Regarding Fairness of the Offer and the Merger.	9
5.	Certain Effects of the Offer.	13
6.	The Merger Agreement and the Tender Agreement.	14
7.	Appraisal Rights.	36
8.	Transactions and Arrangements Concerning the Shares.	37
9.	Certain Relationships between Parent, Purchaser or Acquisition Sub and the Company.	38
10.	Interests of Directors and Executive Officers in the Offer and the Merger.	40
THE TENDER OFFER		41
1.	Terms of the Offer.	41
2.	Acceptance for Payment and Payment for Shares.	43
3.	Procedures for Accepting the Offer and Tendering Shares.	44
4.	Withdrawal Rights.	47
5.	Certain U.S. Federal Income Tax Consequences of the Offer.	47
6.	Price Range of Shares; Dividends.	49
7.	Certain Information Concerning the Company.	50
8.	Certain Information Concerning Parent, Purchaser and Acquisition Sub.	50
9.	Source and Amount of Funds.	51
10.	Dividends and Distributions.	52
11.	Conditions of the Offer.	52
12.	Certain Legal Matters; Regulatory Approvals.	54
13.	Fees and Expenses.	57
14.	Miscellaneous.	57
SCHEDULE I: DIRECTORS AND EXECUTIVE OFFICERS OF PARENT, PURCHASER AND ACQUISITION SUB		A-1

i

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the remainder of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety. This summary term sheet includes cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning the Company contained in this summary term sheet and elsewhere in this Offer to Purchase has been provided to Parent, Purchaser and Acquisition Sub by the Company or has been taken from, or is based upon, publicly available documents or records of the Company on file with the Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent, Purchaser and Acquisition Sub have not independently verified the accuracy and completeness of such information.

Securities Sought	All of the issued and outstanding shares of common stock, par value $0.20 per share, of the Company (the “Shares”).
Price Offered Per Share	$40.00, in cash, without interest thereon and subject to any required tax withholding.
Scheduled Expiration of Offer	Midnight, New York City time, on May 18, 2016, unless the Offer is otherwise extended (the “Expiration Date”).

Who is offering to buy my securities?

Handy & Harman Ltd., a Delaware corporation (“Parent”), Handy & Harman Group Ltd., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), and SLI Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Purchaser (“Acquisition Sub”), are offering to buy your Shares. Acquisition Sub was formed for the sole purpose of making the Offer and completing the process by which it will be merged with and into the Company.  Steel Partners Holdings L.P. (“Steel Holdings”) beneficially owns, indirectly through its subsidiaries, approximately 69.8% of the outstanding shares of common stock of Parent. Steel Holdings, through its wholly owned subsidiary, DGT Holdings Corp. (“DGT”), also is the beneficial owner of 994,840 Shares, representing approximately 25.1% of the issued and outstanding Shares.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Acquisition Sub and, where appropriate, the Purchaser Group. We use the term “Parent” to refer to Handy & Harman Ltd., the term “Purchaser” to refer to Handy & Harman Group Ltd., the term “Acquisition Sub” to refer to SLI Acquisition Co., the term “the Company” to refer to SL Industries, Inc., and the term “Purchaser Group” to refer to Parent, Purchaser and Acquisition Sub.

See The Tender Offer — Section 8 – Certain Information Concerning Parent, Purchaser and Acquisition Sub and Special Factors —  Section 9 — Certain Relationships between Parent, Purchaser or Acquisition Sub and the Company.

What is the class and amount of securities sought pursuant to the Offer?

We are offering to purchase all of the issued and outstanding shares of common stock, par value $0.20 per share, of the Company, on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. In this Offer to Purchase, we use the term “Offer” to refer to this offer and the term “Shares” to refer to the shares of the Company’s common stock that are the subject of the Offer.

See The Tender Offer — Section 1 – The Terms of The Offer.

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in the Company. Following the consummation of the Offer, we intend to complete the Merger (as defined below) as promptly as practicable. Upon completion of the Merger, the Company will become a wholly owned subsidiary of Purchaser. We intend to cause the Company to be delisted from the NYSE MKT and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after completion of the Merger.

Who can participate in the Offer?

The Offer is open to all holders and beneficial owners of Shares.

How much are you offering to pay?

We are offering to pay $40.00 per Share, in cash, without interest thereon and subject to any required tax withholding. We refer to this amount as the “Offer Price.”

See the “Introduction.”

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or other nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply.

See the “Introduction” and The Tender Offer — Section 13 – Fees and Expenses.

Is there an agreement governing the Offer?

Yes. The Company, Parent, Purchaser and Acquisition Sub have entered into an Agreement and Plan of Merger, dated as of April 6, 2016 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Acquisition Sub with and into the Company, with the Company surviving such merger as a wholly owned subsidiary of Purchaser (such merger, the “Merger”). In addition, concurrently with entering into the Merger Agreement, the Company, Parent, Purchaser and Acquisition Sub entered into a Tender Agreement with DGT, dated as of April 6, 2016 (the “Tender Agreement”), which provides that DGT will promptly tender, and not withdraw, 994,840 Shares, or approximately 25.1% of the outstanding Shares, into the Offer.

See Special Factors — Section 6 – The Merger Agreement and the Tender Agreement and The Tender Offer — Section 11 – Conditions of the Offer.

What are the material U.S. federal income tax consequences of tendering my Shares in the Offer or having my Shares exchanged for cash pursuant to the Merger?

The receipt of cash in exchange for your Shares in the Offer or, assuming you do not tender your Shares pursuant to the Offer, the receipt of cash in exchange for your Shares in the Merger, will be a taxable transaction for U.S. federal income tax purposes. In general, provided that you hold your Shares as capital assets, you will recognize capital gain or loss in an amount equal to the difference between (i) the Offer Price and (ii) your adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. This capital gain or loss will be long-term capital gain or loss if you have held the Shares for more than one year as of the date of your sale or exchange of the Shares pursuant to the Offer or the Merger. See The Tender Offer — Section 5 – Certain U.S. Federal Income Tax Consequences of the Offer for a more detailed discussion of the tax treatment of the Offer and the Merger.

We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

Do you have the financial resources to pay for all of the Shares that Acquisition Sub is offering to purchase pursuant to the Offer?

Yes. We estimate that we will need approximately $163.8 million to purchase all of the Shares we are seeking to purchase pursuant to the Offer and to complete the Merger. We will have, at the expiration of the Offer, sufficient funds for this purpose. We expect to obtain the necessary funds to pay for Shares validly tendered, and not withdrawn, pursuant to the Offer, and to consummate the Merger, from available funds under Purchaser’s existing senior secured revolving credit facility at or about the first time as of which Acquisition Sub accepts any Shares for payment pursuant to the Offer (such time, the “Acceptance Time”). There is no financing condition to the Offer.

See The Tender Offer — Section 9 – Source and Amount of Funds.

Is Parent’s, Purchaser’s or Acquisition Sub’s financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think Parent’s, Purchaser’s or Acquisition Sub’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all issued and outstanding Shares solely for cash;

•
if we consummate the Offer, we are obligated to complete the Merger, in which all Shares (subject to limited exceptions for Shares subject to appraisal rights in connection with the Merger and any Shares held by the Company, Parent, Purchaser, Acquisition Sub or any subsidiary of the Company) that then remain issued and outstanding will be converted into the right to receive the Offer Price in cash;

•
we will have sufficient funds available to purchase all Shares validly tendered, and not withdrawn, in the Offer and all Shares converted into the right to receive the Offer Price in cash in the Merger; and

•	the Offer and the Merger are not subject to any financing or funding condition.

See The Tender Offer — Section 9 – Source and Amount of Funds and Special Factors — Section 6 – The Merger Agreement and the Tender Agreement.

Is there a certain number of Shares that must be tendered in order for you to purchase any securities?

Yes. Our obligation to accept for payment or, subject to any applicable rules and regulations of the SEC, pay for any Shares that are validly tendered in the Offer and not withdrawn prior to the expiration of the Offer, is subject to the satisfaction of various conditions set forth in The Tender Offer — Section 11 – Conditions of the Offer, including, among other conditions (i) a nonwaivable condition that there be validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares that, when added to the Shares, if any, already owned by Parent and its subsidiaries, would represent at least a majority of all then outstanding Shares (the “Minimum Tender Condition”), and (ii) a nonwaivable condition that there be validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares that would represent at least sixty percent (60%) of all then outstanding Shares not owned by Parent or any of its affiliates (the “Super-Majority of the Minority Condition”).

In order to satisfy the Minimum Tender Condition, Acquisition Sub must receive valid tenders (that have not been properly withdrawn) of at least 1,984,781 Shares (including the 994,840 Shares agreed to be tendered by DGT pursuant to the Tender Agreement), assuming no change in the Shares outstanding since April 20, 2016.  In order to satisfy the Super-Majority of the Minority Condition, Acquisition Sub must receive valid tenders (that have not been properly withdrawn) of at least 1,784,832 Shares (not including the 994,840 Shares agreed to be tendered by DGT pursuant to the Tender Agreement), assuming no change in the Shares outstanding since April 20, 2016.  Satisfaction of the Super-Majority of the Minority Condition will require the tender of approximately 70% of the currently outstanding Shares (including the 994,840 Shares agreed to be tendered by DGT pursuant to the Tender Agreement).

How long do I have to decide whether to tender my Shares in the Offer?

You will have until midnight, New York City time, on the Expiration Date to tender your Shares in the Offer. The term “Expiration Date” means May 18, 2016, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means such subsequent date. In addition, if pursuant to the Merger Agreement we decide to, or are required to, extend the Offer, you will have an additional opportunity to tender your Shares.

If you cannot deliver everything required to make a valid tender by the scheduled expiration of the Offer, you may still participate in the Offer by using the guaranteed delivery procedures that are described in The Tender Offer — Section 3 – Procedures for Accepting the Offer and Tendering Shares prior to the scheduled expiration of the Offer.

See The Tender Offer — Section 1 – Terms of the Offer and The Tender Offer — Section 3 – Procedures for Accepting the Offer and Tendering Shares.

Can the Offer be extended and under what circumstances?

Yes. The Merger Agreement provides that we will:

•	extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer; and

v

•
if, on the Expiration Date or any subsequent date as of which the Offer is scheduled to expire, any condition to the Offer shall not have been satisfied or waived, extend the Offer on one or more occasions in consecutive increments of up to five (5) business days each (or such longer period as the parties may agree) until such time as each such condition shall have been satisfied or waived.

However, (1) in no event shall we be required to extend the Offer beyond June 22, 2016 or the valid termination of the Merger Agreement, (2) if, at any otherwise scheduled expiration of the Offer, all of the conditions to the Offer, except for the Minimum Tender Condition and/or the Super-Majority of the Minority Condition, shall have been satisfied or waived, we shall in such situation be required to extend the Offer in consecutive increments of up to five (5) business days each but in no event more than fifteen (15) business days in the aggregate (or such other period as the parties may agree), (3) we may extend the Offer for up to five (5) business days in order to determine whether the Appraisal Rights Condition (as defined below) has been satisfied, and (4) we shall extend the Offer if requested by the special committee of the Company’s Board of Directors, or may extend the Offer at our election, in connection with our right to renegotiate the terms of the Merger agreement in the event that the Company receives a superior third-party proposal to the Offer and the Merger.

None of Parent, Purchaser or Acquisition Sub is permitted to extend the Offer in any manner other than the foregoing without the prior written consent of the Company.

See The Tender Offer — Section 1 – Terms of the Offer and Special Factors — Section 6 – The Merger Agreement and the Tender Agreement and The Tender Offer — Section 11 – Conditions of the Offer.

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of the DGCL and due to the obligation of the parties to take all necessary and appropriate action to cause the Merger to become effective without a meeting of the stockholders of the Company, we expect the Merger to occur as promptly as practicable following the consummation of the Offer without a subsequent offering period. See The Tender Offer — Section 1—Terms of the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform American Stock Transfer & Trust Company, LLC, which is the depositary for the Offer (the “Depositary”), of any extension, and will issue a press release announcing the extension no later than 9:00 a.m. New York City time, on the next business day after the previously scheduled Expiration Date.

See The Tender Offer — Section 1 – Terms of the Offer.

What are the most significant conditions of the Offer?

Our obligation to accept for payment and pay for Shares that are validly tendered pursuant to the Offer and not withdrawn prior to the expiration of the Offer is subject to the satisfaction of a number of conditions by midnight, New York City time, on the scheduled Expiration Date of the Offer, including, among other conditions:

•	the Minimum Tender Condition;

•	the Super-Majority of the Minority Condition;

•
the termination or expiration of any waiting period (and extension thereof) applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder;

•
the Shares held by stockholders of the Company that have properly exercised appraisal rights under Delaware law shall not have exceeded ten percent (10%) of the Shares outstanding immediately prior to the expiration of the Offer (the “Appraisal Rights Condition”); and

•
the accuracy of the Company’s representations and warranties set forth in the Merger Agreement, and the performance of the Company’s obligations set forth in the Merger Agreement, to specified standards of materiality.

The above conditions of the Offer are further described, and other conditions of the Offer are described, below in The Tender Offer — Section 11 – Conditions of the Offer. The Offer is not subject to any financing condition.

How do I tender my Shares?

If you hold your Shares directly as the registered owner and such Shares are represented by stock certificates, you may tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, not later than the Expiration Date. If you hold your Shares as registered owner and such Shares are represented by book-entry positions, you may follow the procedures for book-entry transfer set forth in The Tender Offer — Section 3 – Procedures for Payment and Payment for Shares, not later than the Expiration Date. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

If you are unable to deliver everything that is required to tender your Shares to the Depositary by the Expiration Date, you may obtain a limited amount of additional time by having a broker, a bank or another fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three NYSE trading days using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the Depositary must receive the missing items within the time period specified in the notice.

See The Tender Offer — Section 3 – Procedures for Accepting the Offer and Tendering Shares.

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until midnight, New York City time, on the Expiration Date. In addition, if we have not accepted your Shares for payment by the end of June 20, 2016, you may withdraw them at any time after that date until we accept your Shares for payment.

See The Tender Offer — Section 4 – Withdrawal Rights.

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.

See The Tender Offer — Section 4 – Withdrawal Rights.

Has the Offer been approved by the Company’s Board of Directors?

Yes. The Board of Directors of the Company (the “Company Board”) (upon the unanimous recommendation of a special committee of the Company Board consisting solely of independent directors (the “Special Committee”)) has unanimously (i) determined and declared that the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Offer and the Merger) are, on the terms and subject to the conditions set forth in the Merger Agreement, advisable and in the best interests of and are fair to the Company and its unaffiliated stockholders, (ii) approved, adopted and authorized in all respects the Merger Agreement (together with the other documents executed by the Company in connection therewith, including the Tender Agreement) and the transactions contemplated by the Merger Agreement (including the Offer and the Merger), (iii) recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer and (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the acceptance of Shares for payment pursuant to the Offer (the “Company Board Approval”).

A more complete description of the reasons for the Special Committee’s and the Company Board’s approval of the Offer and the Merger is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to be filed by the Company with the SEC under the Exchange Act and mailed to you and other stockholders in connection with the Offer.

If Shares tendered pursuant to the Offer are purchased by Acquisition Sub, will the Company continue as a public company?

If the Offer is consummated, we expect to complete the Merger as promptly as practicable following the consummation of the Offer. Once the Merger takes place, the Company will be a wholly owned subsidiary of Purchaser. Following the Merger, we intend to cause the Company to be delisted from the NYSE and deregistered under the Exchange Act.

See Special Factors — Section 5 – Certain Effects of the Offer.

Will a meeting of the Company’s stockholders be required to approve the Merger?

No. Section 251(h) of the Delaware General Corporation Law (the “DGCL”) provides that, unless expressly required by its certificate of incorporation, no vote of stockholders will be necessary to authorize the merger of a constituent corporation whose shares are listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the applicable agreement of merger by such constituent corporation if, subject to certain statutory provisions:

•	the agreement of merger provides that the merger shall be governed by Section 251(h) of the DGCL;

•	an acquiring corporation consummates a tender offer for any and all of the outstanding stock of such constituent corporation;

•
following the consummation of the tender offer, the acquiring corporation holds at least the amount of shares of each class of stock of such constituent corporation that would otherwise be required to adopt the agreement of merger for such constituent corporation; and

•	the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer.

If the Offer is consummated, we are obligated to effect the Merger pursuant to Section 251(h) of the DGCL without a meeting of the Company’s stockholders and without a vote or any further action by the stockholders.

If I do not tender my Shares but the Offer is consummated, what will happen to my Shares?

If the Offer is consummated, we will effect the Merger pursuant to Section 251(h) of the DGCL. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by the Company, any of its subsidiaries, Parent, Purchaser or Acquisition Sub or held by stockholders of the Company who have properly and validly perfected their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL) will be converted into and become the right to receive an amount in cash equal to the Offer Price, without interest and subject to any required withholding of taxes (the “Merger Consideration”).

Upon completion of the Merger, the Company’s stockholders who do not tender their Shares in the Offer (other than stockholders who properly perfect appraisal rights) will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you will be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer, but will be available to you in the Merger if you do not tender Shares in the Offer. See Special Factors — Section 7 – Appraisal Rights.

See the “Introduction” to this Offer to Purchase, Special Factors — Section 5 – Certain Effects of the Offer and Special Factors — Section 6 – The Merger Agreement and the Tender Agreement.

What will happen to stock options, restricted stock units and restricted Shares in the Offer?

The Offer is being made only for Shares, and not for outstanding stock options, restricted stock units or restricted Shares (including Shares subject to performance- and time-based vesting criteria) of the Company’s common stock issued under any equity-based compensation plan of the Company. Holders of outstanding stock options, restricted stock units or restricted stock issued by the Company may participate in the Offer only if they first exercise such stock options or become vested in such restricted stock units or restricted stock, as applicable, and settle them for Shares in accordance with the terms of the applicable equity incentive plan or other applicable agreements of the Company, and tender the Shares, if any, issued upon such exercise or in connection with such vesting and settlement. Any such exercise or settlement should be completed sufficiently in advance of the Expiration Date to assure the holder of such outstanding stock options, restricted stock units or restricted stock that the holder will have sufficient time to comply with the procedures for tendering Shares described below in The Tender Offer — Section 3 – Procedures for Accepting the Offer and Tendering Shares.

If the Offer is consummated and the Merger is completed, as of the Effective Time:

•
each stock option that is outstanding and unexercised will become fully vested and will as a result of the Merger, without any action on the part of the holder of such stock option, be automatically cancelled and the holder will receive a cash payment (without interest) equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price per Share of such option and (ii) the number of Shares subject to such option. Options with an exercise price that is equal to or greater than the Merger Consideration will be cancelled without any payment being made in respect thereof.

•
each restricted stock unit that is outstanding will become fully vested and will as a result of the Merger, without any action on the part of the holder of such restricted stock unit, be automatically cancelled and the holder will receive a cash payment (without interest) equal to the product of (i) the aggregate number of Shares subject to such restricted stock unit and (ii) the Merger Consideration.

•
each restricted Share will become fully vested and will as a result of the Merger, without any action on the part of the holder of such restricted Share, automatically be cancelled and the holder will receive a cash payment (without interest) equal to the product of (i) the aggregate number of restricted Shares and (ii) the Merger Consideration.

See Special Factors — Section 6 – The Merger Agreement and the Tender Agreement.

What is the market value of my Shares as of a recent date?

On February 8, 2016, the last full day of trading before Parent announced its proposal to acquire all of the outstanding Shares in an all-cash transaction, the reported closing price of the Shares on the NYSE MKT was $28.95 per Share. On April 6, 2016, the last full day of trading before the public announcement of the execution of the Merger Agreement, the reported closing price of the Shares on the NYSE MKT was $33.70 per Share.  On April 20, 2016, the last full day of trading before commencement of the Offer, the reported closing price of the Shares on the NYSE MKT was $39.90 per Share. We encourage you to obtain a recent market quotation for Shares before deciding whether to tender your Shares.

See The Tender Offer — Section 6 – Price Range of Shares; Dividends.

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. Concurrently with entering into the Merger Agreement, the Company, Parent, Purchaser and Acquisition Sub entered into the Tender Agreement with DGT, a wholly owned subsidiary of Steel Holdings, dated as of April 6, 2016, which provides that DGT will promptly tender, and not withdraw, 994,840 Shares, or approximately 25.1% of the outstanding Shares, into the Offer.

 See Special Factors — Section 6 – The Merger Agreement and the Tender Agreement.

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, once the Offer is consummated and the Merger is completed, holders of Shares immediately prior to the effective time of the Merger who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter lose such holders’ appraisal rights (by withdrawal, failure to perfect or otherwise), will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest thereon. The “fair value” could be greater than, less than or the same as the Offer Price. Concurrently with the commencement of the Offer, the Company is distributing the Schedule 14D-9, which contains important information regarding how a holder of Shares may exercise its appraisal rights.

x

See Special Factors — Section 7 – Appraisal Rights.

Whom should I call if I have questions about the Offer?

You may call MacKenzie Partners, Inc., the information agent for the Offer (the “Information Agent”) at (212) 929-5500 (collect) or (800) 322-2885 (toll free). See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

Handy & Harman Ltd., a Delaware corporation (“Parent”), Handy & Harman Group Ltd., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), and SLI Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Purchaser (“Acquisition Sub”), are offering to purchase all of the issued and outstanding shares of common stock, par value $0.20 per share (the “Shares”), of SL Industries, Inc., a Delaware corporation (the “Company”), at a purchase price of $40.00 per Share in cash (the “Offer Price”), without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 6, 2016 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent, Purchaser and Acquisition Sub, pursuant to which, upon the terms and subject to the conditions set forth in the Merger Agreement, Acquisition Sub will accept the Shares for purchase in the Offer and Acquisition Sub will then merge with and into the Company, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly owned subsidiary of Purchaser (the “Merger”).

In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held by the Company, any of its subsidiaries, Parent, Purchaser or Acquisition Sub or held by stockholders of the Company who have properly and validly perfected their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the Delaware General Corporation Law (the “DGCL”)) will be converted into and become the right to receive an amount in cash equal to the Offer Price, without interest and subject to any required withholding of taxes (the “Merger Consideration”). The Merger Agreement is more fully described in Special Factors — Section 6 – The Merger Agreement and the Tender Agreement.

Tendering stockholders who are record owners of their Shares and who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Section 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Acquisition Sub pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Board of Directors of the Company (the “Company Board”) (upon the unanimous recommendation of a special committee of the Company Board consisting solely of independent directors (the “Special Committee”)) has unanimously (i) determined and declared that the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Offer and the Merger) are, on the terms and subject to the conditions set forth in the Merger Agreement, advisable and in the best interests of and are fair to the Company and its unaffiliated stockholders, (ii) approved, adopted and authorized in all respects the Merger Agreement (together with the other documents executed by the Company in connection therewith, including the Tender Agreement) and the transactions contemplated by the Merger Agreement (including the Offer and the Merger), (iii) recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer and (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the acceptance of Shares for payment pursuant to the Offer (the “Company Board Approval”).

A more complete description of the Special Committee’s and the Company Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”). Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 under the sub-heading “The Solicitation or Recommendation”.

Acquisition Sub’s obligation to accept for payment and pay for Shares that are validly tendered pursuant to the Offer and not withdrawn prior to the expiration of the Offer is subject to the satisfaction of various conditions set forth in the Merger Agreement, including (a) expiration or termination of the waiting period applicable to the purchase of Shares pursuant to the Offer or the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations thereunder, (b) a nonwaivable condition that there be validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares that, when added to the Shares, if any, already owned by Parent and its subsidiaries, would represent at least a majority of all then outstanding Shares (the “Minimum Tender Condition”), (c) a nonwaivable condition that there be validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares that would represent at least sixty percent (60%) of all then outstanding Shares not owned by Parent or any of its affiliates (the “Super-Majority of the Minority Condition”), (d) Shares held by stockholders of the Company that have properly exercised appraisal rights under Delaware law do not exceed ten percent (10%) of the Shares outstanding immediately prior to the expiration of the Offer (the “Appraisal Rights Condition”), and (e) the satisfaction of other customary conditions as described in this Offer to Purchase.  Satisfaction of the Super-Majority of the Minority Condition will require the tender of approximately 70% of the currently outstanding Shares (inclusive of Shares beneficially owned by Steel Partners Holdings L.P. and its affiliates). There is no financing condition to the obligations to consummate the Offer.  See The Tender Offer — Section 11 – Conditions of the Offer in this Offer to Purchase.

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully in its entirety before any decision is made with respect to the Offer.

SPECIAL FACTORS

1.	Background of the Offer; Past Contacts or Negotiations with the Company.

The following is a description of contacts between representatives of Parent and representatives of the Company that resulted in the execution of the Merger Agreement. The chronology below covers only key events leading up to the execution of the Merger Agreement and does not purport to catalogue every conversation between representatives of Parent, the Company and other parties. For a review of the Company’s activities relating to these contacts, please refer to the Schedule 14D-9, including the information set forth in Item 4 under the sub-heading “Background and Reasons for the Board Determinations”.

Affiliates of Steel Partners Holdings L.P. (“Steel Holdings”) have been stockholders of the Company for almost 25 years (currently, DGT Holdings Corp., a wholly owned subsidiary of Steel Holdings, directly owns 994,840 Shares, representing approximately 25.1% of the outstanding Shares).  Steel Holdings also beneficially owns approximately 69.8% of Parent’s outstanding common stock.  For a description of the relationships among Parent, the Company and their respective affiliates, see Special Factors – Section 9 – Certain Relationships between Parent, Purchaser, Merger Sub and the Company.

In late May 2014, Warren G. Lichtenstein, Chairman of the Board of Parent and Chairman and Chief Executive Officer of the general partner of Steel Holdings, advised the Company Board that WebFinancial Holding LLC (f/k/a CoSine Communications, Inc.) (“CoSine”), an affiliate of Steel Holdings, was interested in exploring a potential transaction with the Company.  On May 21, 2014, CoSine entered into negotiations with the Company regarding a confidentiality agreement in connection with a potential transaction.  The confidentiality agreement was executed as of July 9, 2014, and the Company subsequently provided access to certain due diligence information to CoSine.  In late August 2014, a representative of CoSine informed the Company that it had determined not to pursue a potential transaction.

On May 28, 2015, Mr. Lichtenstein informed the Board that Parent was considering making a proposal to acquire the Company.  Mr. Lichtenstein then spoke by phone with James A. Risher, an independent director of the Company, regarding Parent’s potential interest in pursuing an acquisition transaction.  Mr. Lichtenstein preliminarily indicated that the consideration in any such transaction would be anticipated to consist of a mix of cash and Parent common stock. The same day, a representative of Parent sent a form of merger agreement to Mr. Risher that Parent could potentially consider in connection with an acquisition transaction.  The draft merger agreement did not indicate a proposed purchase price, but provided for consideration payable in cash and Parent’s common stock (with Steel Holdings electing to receive all stock), as well as the recommendation and approval of any such transaction by the Special Committee and a majority of the unaffiliated stockholders of the Company, respectively.

 On June 11, 2015, Messrs. Lichtenstein and Risher met in New York and discussed Parent’s potential interest in a transaction with the Company.

On June 16, 2015, Parent delivered a letter to the Special Committee proposing to acquire all of the outstanding Shares for a price of $43.00 to $45.00 per Share (the “June 2015 Proposal”).  The June 2015 Proposal, which was not subject to obtaining financing, contemplated that Company stockholders, other than Steel Holdings, would be able to elect to receive cash or stock of Parent (with Steel Holdings electing to receive all stock), subject to proration so that the aggregate consideration would consist of 55% cash and 45% Parent common stock.  The June 2015 Proposal contemplated that any transaction would be accomplished through a negotiated merger agreement with a customary fiduciary out but without a “go shop” given the Company’s knowledge of the market, including an exploration of strategic transactions dating to May 2014, and the fact stockholders would have a continuing interest in the combined company.

On June 17, 2015, Gardere Wynne Sewell LLP (“Gardere”), counsel to the Special Committee, sent a form of confidentiality agreement to Olshan Frome Wolosky LLP (“Olshan”), counsel to Parent, to enable Parent to conduct limited confirmatory due diligence with respect to its proposal.  The confidentiality agreement was negotiated between Olshan and Gardere during the period from June 17, 2015 through June 24, 2015.  Execution of the confidentiality agreement between the parties was delayed until July 22, 2015 so as to correlate the commencement of the standstill period provided for in the confidentiality agreement with the start of information sharing between the parties.

On June 18, 2015, Olshan sent to Gardere a draft merger agreement reflecting the terms and conditions set forth in the June 2015 Proposal.

Also on June 18, 2015, Steel Holdings filed an amendment to its Schedule 13D reporting the June 2015 Proposal.  In addition, the Company announced that the Special Committee had received the June 2015 Proposal and would review and consider the proposal carefully, consistent with its fiduciary duties to act in the best interests of stockholders.  The Special Committee delivered a letter to Parent to the foregoing effect on June 22, 2015, and advised Parent that it would respond to the proposal following the Special Committee’s review.

On July 2, 2015, Messrs. Lichtenstein and Risher spoke by telephone, and Mr. Risher advised Mr. Lichtenstein that Houlihan Lokey Capital Inc. (“Houlihan Lokey”) was serving as financial advisor to the Special Committee.

On July 16, 2015, Gardere, on behalf of the Special Committee, spoke with Olshan and proposed an in-person meeting to discuss the June 2015 Proposal and valuation.  Gardere informed Olshan that Mr. Risher would be contacting Mr. Lichtenstein directly to coordinate this meeting.  Mr. Risher then telephoned Mr. Lichtenstein to arrange the meeting.

On July 26, 2015, Mr. Risher and Avrum Gray, the members of the Special Committee, met with representatives of Parent and Olshan in New York.  Representatives of Houlihan Lokey were also present at the request of the Special Committee. The parties discussed their respective views on the valuation of the Company.  The members of the Special Committee stated the committee’s position that any business combination transaction be structured as an all-cash deal and that the proposed purchase price be increased.  Following this meeting, Parent explored potential avenues for structuring a revised, all-cash transaction proposal.

On August 4, 2015, the Company announced its operating results for the second quarter and six months ended June 30, 2015.  The Company reported that, for the quarter and six months ended June 30, 2015, its net income had declined 34.5% and 24.7%, respectively, and its EBITDA from continuing operations had declined 26.7% and 17.3%, respectively.

On August 25, 2015, Mr. Risher and a representative of Houlihan Lokey spoke with Mr. Lichtenstein by telephone and inquired as to the status of any revised proposal forthcoming from Parent.  Mr. Lichtenstein was informed that an unnamed third-party, all-cash bidder had expressed interest in pursuing a potential transaction with the Company.  Mr. Lichtenstein indicated that Parent was continuing to review options to present a revised proposal for an all-cash business combination transaction, including in view of the declining results announced by the Company at the beginning of the month.

On September 8, 2015, Mr. Lichtenstein received a call from representatives of Houlihan Lokey, on behalf of the Special Committee, who advised him that the Special Committee was considering granting an exclusive negotiating period to an unnamed third party.

On November 6, 2015, the Company announced its operating results for the third quarter and nine months ended September 30, 2015.  The Company reported that, for the quarter and nine months ended September 30, 2015, its net income had declined 62.1% and 33.6%, respectively, and its EBITDA from continuing operations had declined 18.8% and 17.7%, respectively.  In addition, the Company significantly reduced its guidance for 2015 (including the forecasted results of the newly acquired Torque Systems and Davall operations).  The Company announced that it anticipated full-year 2015 net sales, EBITDA and Adjusted EBITDA from continuing operations in the ranges of $196 million to $202 million (down from $228 million), $20.0 million to $21.0 million (as opposed to $21.5 million to $25.5 million), and $22.4 million to $23.4 million (versus prior guidance of $23.0 million to $27.0 million), respectively.

On December 19, 2015, Mr. Lichtenstein discussed by phone with representatives of Houlihan Lokey, on behalf of the Special Committee, the possibility that Parent would make a revised proposal for the Company.  On December 28, 2015, Mr. Lichtenstein had a telephone conversation with Mr. Risher regarding a potential all-cash transaction proposal from Parent, but at a reduced price given the Company’s declining results and forecasts.

During January 2016, Messrs. Lichtenstein and Risher had a further telephone conversation in which Mr. Lichtenstein requested a meeting with the Special Committee to discuss a possible proposal from Parent.

On February 5, 2016, Parent delivered a revised proposal letter to the Special Committee reflecting the committee’s preference for an all-cash transaction, but also the materially changed circumstances at the Company since the June 2015 Proposal.  In its letter, Parent proposed to acquire all of the outstanding Shares for an all-cash purchase price of $35.50 per Share (the “February 2016 Proposal”).  The February 2016 Proposal also was not subject to a financing condition.  At the same time, Olshan delivered to Gardere a draft merger agreement reflecting the terms and conditions of the February 2016 Proposal and proposed an in-person meeting to discuss the proposed transaction and merger agreement among the Special Committee members and representatives of Parent and their respective advisors.  The draft merger agreement delivered by Olshan provided for, among other things, a cash tender offer conditioned upon the tender of at least (1) a majority of the Company’s outstanding Shares and (2) a majority of the outstanding shares not owned by Parent or any of its affiliates, both of which conditions were non-waivable.  The draft merger agreement also included customary termination rights and fees in the event of a termination of the merger agreement due to a superior third-party proposal or intervening events prompting the Company Board or Special Committee to change its recommendation of the transaction in the exercise of its fiduciary duties, and did not include a “go shop” provision given the Company’s knowledge of the market, including an exploration of strategic transactions dating to May 2014.

On February 8, 2016, Steel Holdings filed an amendment to its Schedule 13D reporting the February 2016 Proposal.  On February 9, 2016, the Company announced that the Special Committee had received the February 2016 Proposal and would review and consider the proposal carefully, consistent with its fiduciary duties to act in the best interests of the Company and its stockholders.

During the weeks of February 7 and 14, 2016, Olshan and Gardere spoke to discuss the Special Committee’s process for evaluating the February 2016 Proposal.

On February 17, 2016, Mr. Lichtenstein spoke with Messrs. Risher and Gray, who informed Mr. Lichtenstein that the proposed purchase price set forth in the February 2016 Proposal was insufficient.  Mr. Lichtenstein had a subsequent conversation with Mr. Risher in which he reiterated a request for a meeting with the Special Committee to discuss the February 2016 Proposal.

On February 19, 2016, representatives of Parent and Houlihan Lokey, on behalf of the Special Committee, had a call to discuss the February 2016 Proposal.  Parent’s representative requested that the Special Committee provide a response on both the proposed purchase price and merger agreement terms, so that Parent could evaluate the Special Committee’s position in its entirety.

On February 25, 2016, a representative of Houlihan Lokey, on behalf of the Special Committee, telephoned a representative of Parent and advised him that the Special Committee was prepared to meet in-person to engage in a discussion regarding price and the terms of the proposed merger agreement.

On March 3, 2016, the members of the Special Committee and representatives of Parent held a meeting in New York.  Representatives of Houlihan Lokey and Gardere and representatives of Olshan were also present at the request of the Special Committee and Parent, respectively.  The parties discussed their respective views on the valuation of the Company, and the Special Committee members advised Parent’s representatives that they sought a purchase price of at least $42 per Share in cash.  Representatives of Gardere then discussed proposed revisions to the draft merger agreement, including the Company’s ability to continue to engage with certain previously interested third parties, the amount and circumstances in which termination fees would be payable (including a reverse termination fee payable by Parent, at the election of the Company, in the event of Parent’s breach), the conditions to the tender offer (including the Appraisal Rights Condition), and limitations on the representations and warranties to be made by the Company given Parent’s familiarity with the Company’s business.  Parent’s representatives requested certain due diligence items in connection with the parties’ discussions.

Following this meeting, Mr. Lichtenstein met separately with the members of the Special Committee and stated that Parent could consider engaging in a transaction at $39 per Share, a price that the Special Committee members declined.  After further discussion, Mr. Lichtenstein indicated that Parent was not prepared to pay more than $40 per Share to acquire the Company, subject to negotiation of a merger agreement containing acceptable terms and conditions.

Following this meeting, Mr. Risher engaged in further phone conversations with Mr. Lichtenstein in which Mr. Risher attempted to persuade him to increase Parent’s proposed purchase price.  During each of these telephone calls, Mr. Lichtenstein reaffirmed that Parent would not be willing to go higher than $40 per Share.

On March 10, 2016, representatives of Parent and Houlihan Lokey, on behalf of the Special Committee, had a further discussion regarding the information on the Company requested by Parent and Parent’s proposal.  Parent’s representative confirmed that Parent was not willing to pay more than $40 per Share for the Company, subject to negotiation of a merger agreement containing acceptable terms and conditions.

On March 15, 2016, the Company announced its operating results for the full year ended December 31, 2015.  The Company reported that, for the year ended December 31, 2015, its net income had declined 43.4% compared to net income for the year ended December 31, 2014 (including due to a loss from discontinued operations) and its EBITDA from continuing operations had declined 6.8%.  The Company announced that it anticipated full-year 2016 net sales, EBITDA and Adjusted EBITDA from continuing operations in the ranges of $194 million to $237 million, $22.7 million to $27.7 million, and $23.8 million to $28.8 million, respectively.

On March 16, 2016, representatives of Parent and Houlihan Lokey, on behalf of the Special Committee, continued their discussions regarding Parent’s proposal.  Parent’s representative advised the Houlihan Lokey representative that if the Company could not agree to proceed based upon a price of $40 per Share (subject to negotiation of a merger agreement containing acceptable terms and conditions), then Parent would withdraw its acquisition proposal.

On March 17, 2016, in separate conversations, Mr. Lichtenstein and Mr. Risher and representatives of Parent and Houlihan Lokey spoke by telephone.  It was again conveyed to Parent’s representatives that the Special Committee wanted a purchase price of $42 per Share, while Mr. Lichtenstein and Parent’s representative reconfirmed Parent’s position on price.  Mr. Risher and the Houlihan Lokey representative, on behalf of the Special Committee, advised their respective counterparts that the Special Committee needed more time to evaluate the Company’s options.

On March 22, 2016, a representative of Houlihan Lokey, on behalf of the Special Committee, contacted a representative of Parent and informed him that the Special Committee could only be in a position to recommend a transaction at $40 per Share if Parent agreed to the non-waivable Super-Majority of the Minority Tender Condition, which would provide the Company’s unaffiliated stockholders with an increased ability to either accept or reject the transaction, in addition to the parties reaching an acceptable agreement on the remainder of the terms and conditions in the merger agreement that were then subject to discussion.

On March 22, 2016, Olshan and Gardere had a call to discuss further the terms and conditions of the merger agreement.  The next day, Gardere sent to Olshan a revised draft of the merger agreement reflecting the Special Committee’s positions on such matters as the Company’s ability to continue to engage with certain previously interested third parties, the amount and circumstances in which termination fees would be payable, the conditions to the tender offer (including the Super-Majority of the Minority Condition and the Appraisal Rights Condition), and limitations on the representations and warranties to be made by the Company.

On March 24, 2016, representatives of Parent and Houlihan Lokey and representatives of Olshan and Gardere had separate conversations to discuss Gardere’s mark-up of the merger agreement.  On March 25, 2016, Olshan provided a revised draft of the merger agreement to Gardere.

On March 26, 2016 and March 28, 2016, counsel for Parent and the Special Committee, including Delaware counsel engaged by each of Parent and the Special Committee, continued to participate in discussions regarding the merger agreement, including the Super-Majority of the Minority Condition and other conditions to the tender offer, and the amount and circumstances in which termination fees would be payable.

Later in the day on March 28, 2016, Olshan informed Gardere that Parent could agree to inclusion of the Super-Majority of the Minority Condition provided that Parent would be reimbursed its expenses in the event of a failure of this condition.  Representatives of Parent, the Company and Houlihan Lokey, on behalf of the Special Committee, also engaged in further discussions regarding Parent’s proposal and the circumstances in which Parent could agree to the Super-Majority of the Minority Condition.

On March 29, 2016, representatives of Parent, Houlihan Lokey, Olshan and Gardere participated in multiple telephone calls regarding the merger agreement.  Representatives of the Special Committee advised their counterparts that the Special Committee would not agree to a transaction without the Super-Majority of the Minority Condition and would not agree to reimburse Parent’s expenses if this condition was not satisfied.   The various representatives discussed a proposed agreement upon the remaining outstanding material terms in the merger agreement, including a 3% termination fee payable to Parent in prescribed circumstances upon termination, a 10% threshold for the Appraisal Rights Condition, and the removal of the reverse termination fee provision (in lieu of which the Company could pursue available remedies for damages and/or specific performance against Parent in the event of a breach of the merger agreement).

Later that day, Olshan delivered a revised draft of the merger agreement to Gardere that included the Super-Majority of the Minority Condition (without the corresponding expense reimbursement) and reflected the parties’ discussions on the remaining terms and conditions.  Following receipt of the merger agreement, Gardere provided to Olshan a draft of the disclosure schedules to the merger agreement.

On March 30, 2016, the audit committee and the board of directors of Parent each held a meeting whereby they authorized Parent to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

On March 30, 2016 and March 31, 2016, representatives of Parent and Olshan, and representatives of Gardere and Houlihan Lokey on behalf of the Special Committee, engaged in multiple telephone calls relating to the merger agreement, subject to approval by the Special Committee and the Company Board.  Olshan and Gardere exchanged further drafts of the merger agreement and also negotiated the terms of the Tender Agreement.

On April 1, 2016 and April 4, 2016, representatives of the Company and Parent and their respective counsel discussed the disclosure schedules to the merger agreement and certain due diligence matters related thereto, and the parties finalized the disclosure schedules.

The Company informed Parent that, on April 6, 2016, the Company Board (acting on the unanimous recommendation of the Special Committee) unanimously (i) determined and declared that the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Offer and the Merger) are, on the terms and subject to the conditions set forth in the Merger Agreement, advisable and in the best interests of and are fair to the Company and its unaffiliated stockholders, (ii) approved, adopted and authorized in all respects the Merger Agreement (together with the other documents executed by the Company in connection therewith, including the Tender Agreement) and the transactions contemplated by the Merger Agreement (including the Offer and the Merger), (iii) recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer and (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the acceptance of Shares for payment pursuant to the Offer.

During the evening of April 6, 2016, the parties executed the Merger Agreement and the Tender Agreement.  On April 7, 2016, Parent and the Company jointly announced the execution of the Merger Agreement.

2.	Purpose of the Offer; Plans for the Company.

Purpose of the Offer.

The purpose of the Offer is to enable Purchaser to acquire control of, and possibly the entire equity interest in, the Company. The Offer is being made pursuant to the Merger Agreement and is intended to increase the likelihood that the Merger will be effected and reduce the time required for Purchaser to obtain control of the Company.

The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, the Purchaser Group intends to complete the Merger as promptly as practicable thereafter.

The purpose of the Offer and the Merger for the Purchaser Group is to benefit from any future earnings and growth of the Company after the consummation of the Offer and the Merger.

The Company Board (upon the unanimous recommendation of the Special Committee) has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. If the Offer is consummated, we do not anticipate seeking the approval of the Company’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the constituent corporation that would otherwise be required to approve a merger for the constituent corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the constituent corporation. Accordingly, if we consummate the Offer, we intend to complete the Merger without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL. If we are prohibited from effecting the Merger in accordance with Section 251(h) of the DGCL, we reserve the right to effect the Merger in another manner that complies with the requirements of the DGCL.

Plans for the Company

If the Offer is consummated, we intend to complete the Merger as promptly as practicable. Except as set forth in this Offer to Purchase and the Merger Agreement, we have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the Company’s capitalization or dividend policy or (iv) any other material change in the Company’s corporate structure or business. We will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger, and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing development of the Company’s potential.

3.	Position of the Company Regarding Fairness of the Offer and the Merger.

The full text of the recommendations, and reasons therefor, of the Special Committee and the Company Board will be included in the Company’s Schedule 14D-9. Holders of Shares are urged to read the Schedule 14D-9, including the reasons for the recommendation of the Special Committee and the Company Board, carefully.

The Company Board (upon the unanimous recommendation of the Special Committee) has unanimously determined that the Offer and the Merger are advisable and that the terms of the Offer and the Merger are fair to and in the best interests of the Company and its stockholders, approved the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, and recommended that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

4.	Position of the Purchaser Group Regarding Fairness of the Offer and the Merger.

Position of the Purchaser Group. The rules of the SEC require the Purchaser Group to express its belief as to the fairness of the Offer and the Merger to the unaffiliated stockholders of the Company. The Purchaser Group is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The views of the Purchaser Group should not be construed as a recommendation to any Company stockholder regarding whether to tender Shares into the Offer.

The Purchaser Group attempted to negotiate the terms of a transaction that would be most favorable to the Purchaser Group and, accordingly, did not negotiate the Merger Agreement with the goal of obtaining terms that were fair to the stockholders of the Company. No member of the Purchaser Group believes that it has or had any fiduciary duty to the Company or its stockholders, including with respect to the Offer, the Merger and their terms. No member of the Purchaser Group participated in the deliberation process of the Special Committee or the Company Board and no member of the Purchaser Group participated in the conclusions of the Special Committee or the Company Board as to the fairness of the Offer and the Merger to the Company’s unaffiliated stockholders, nor did any member of the Purchaser Group undertake any independent evaluation of the fairness of the Offer or the Merger or engage a financial advisor for these purposes. No member of the Purchaser Group received advice from the Special Committee, the Company Board or any of their respective legal or financial advisors as to the substantive or procedural fairness of the Offer or the Merger.

The Purchaser Group believes that the Offer Price to be received by the Company’s unaffiliated stockholders pursuant to the Offer and the Merger is fair to such stockholders. The Purchaser Group bases its belief on, among other things, the following material factors, each of which, in the judgment of the Purchaser Group, supports its views:

•
The Offer Price represents a premium of 38.2% over the closing price of the Shares on February 8, 2016 (the last full trading day prior to the announcement of Parent’s proposal to acquire the Company in an all-cash transaction), and a premium of approximately 18.7% over the closing price of the Shares on April 6, 2016 (the last full trading day prior to the announcement of the Merger Agreement).

•
The Offer will provide holders with the ability to obtain immediate liquidity for their Shares at a premium, without the brokerage and other costs typically associated with market sales, as opposed to the difficulty stockholders may otherwise experience in selling their Shares on the open market, due to the extremely thin trading volume of the Shares.

•
The Offer Price to be paid in the Offer and the Merger will be paid in cash, which provides certainty of value and immediate liquidity to the Company’s stockholders while avoiding long-term business risk.

•	The Company’s stockholders will not be obligated to tender Shares in the Offer, and if they so desire, will be able to exercise appraisal rights with respect to the Merger.

•	The Offer is not subject to any financing condition.

•
The other factors considered by, and the findings of, the Special Committee and the Company Board with respect to the substantive fairness of the Offer and the Merger to the Company’s unaffiliated stockholders, as described in the Schedule 14D-9 under the captions “Item 4. The Solicitation or Recommendation — Background and Reasons for the Board Determinations — The Special Committee; Reasons for its Determinations” and “Item 4. The Solicitation or Recommendation — Background and Reasons for the Board Determinations —Reasons for the Board Determinations”, which are expressly adopted by the Purchaser Group.

In addition, the Purchaser Group believes that the Offer is procedurally fair to the Company’s unaffiliated stockholders, based on the following factors:

•
The Company Board, based on the unanimous recommendation of the Special Committee, unanimously (i) determined and declared that the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Offer and the Merger) are, on the terms and subject to the conditions set forth in the Merger Agreement, advisable and in the best interests of and are fair to the Company and its unaffiliated stockholders, (ii) approved, adopted and authorized in all respects the Merger Agreement (together with the other documents executed by the Company in connection therewith, including the Tender Agreement) and the transactions contemplated by the Merger Agreement (including the Offer and the Merger), (iii) recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer and (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the acceptance of Shares for payment pursuant to the Offer.

•
The interests of the Company’s unaffiliated stockholders were represented by the Special Committee comprised of outside, non-employee directors, which had the exclusive authority to review, evaluate and negotiate the terms and conditions of the Merger Agreement, and the Special Committee was advised by Houlihan Lokey Capital, Inc., as financial advisor, and by Gardere Wynne Sewell LLP, as legal advisor.

•
The Offer is conditioned upon there being validly tendered and not withdrawn a number of Shares that satisfies both the Minimum Tender Condition and the Super-Majority of the Minority Condition, and that each of these conditions is non-waivable.

•
The Merger Agreement permits the Company (acting through the Special Committee) to participate in discussions or negotiations with, and furnish information to, any third party from which the Company receives a bona fide written acquisition proposal, if the Company Board and/or Special Committee determines in good faith, after consultation with its independent financial advisors and outside counsel, that such acquisition proposal constitutes or could reasonably be expected to result in a proposal superior to the Offer and Merger and that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law.

•
The Merger Agreement further provides that if the Company is approached by certain previously interested third parties with respect to the potential submission of a new or revised acquisition proposal, then the Company (acting through the Special Committee) may furnish information to any such third party (without regard to whether such third party has submitted a new or revised acquisition proposal) and may thereafter engage in discussions or negotiations with such third party at such time as it submits a new or revised acquisition proposal that satisfies the requirements in the foregoing paragraph.

•
The fact that Parent has publicly announced proposals to pursue a business combination transaction with the Company on prior occasions (the most recent being almost two months prior to the signing of the Merger Agreement), thereby putting third parties potentially interested in a business combination with the Company on notice.

•
As provided in the Merger Agreement, if the Company receives an acquisition proposal from a third party that the Company Board and/or the Special Committee concludes in good faith (after consultation with its independent financial advisors and outside legal counsel) constitutes a proposal superior to the Offer and Merger (after giving the Purchaser Group the opportunity to renegotiate the terms of the Merger Agreement), the Company Board and/or the Special Committee may (i) cause the Company to terminate the Merger Agreement to concurrently enter into a definitive agreement with respect to such superior proposal (in which case the Company will be required to pay Purchaser a termination fee and reimburse transaction expenses) and (ii) withdraw, qualify or modify their approval of the Merger Agreement, the Offer and the Merger if the Company Board or the Special Committee determines in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable law.

•
As provided in the Merger Agreement, the Company Board and/or the Special Committee may withdraw, qualify or modify their approval of the Merger Agreement, the Offer and the Merger (after giving the Purchaser Group the opportunity to renegotiate the terms of the Merger Agreement), if the Company Board and/or the Special Committee determines in good faith, after consultation with outside counsel, that, in light of material facts, events or circumstances that were not known by or reasonably foreseeable to the Company Board or the Special Committee as of the date of the Merger Agreement (other than a third-party acquisition proposal), failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, in which case Purchaser may terminate the Merger Agreement and the Company will be required to pay Purchaser a termination fee and reimburse transaction expenses.

•
The tender offer structure allows each of the Company’s stockholders to decide voluntarily whether to tender Shares in the Offer, and unaffiliated stockholders will have sufficient time to make a decision whether to tender in the Offer.

•
The tender offer structure is a direct offer to stockholders and allows the decision regarding the proposed transaction to be made by the stockholders who actually own the Shares at the time of tendering and, accordingly, have a true economic interest in the decision. In a one-step merger, a vote of stockholders is required and voting rights are limited to those who held Shares on a record date typically several weeks prior to the date of the vote and who therefore may or may not be stockholders as of the date of the vote. Moreover, the stockholders of the Company would likely receive the Offer Price in payment for their Shares sooner in a tender offer than if the Purchaser Group pursued a one-step merger transaction.

•
If the Offer is completed, the Merger will be consummated in which all remaining public stockholders will receive the same price per Share as was paid in the Offer, without interest and less any applicable withholding tax.

•
The other factors considered by, and the findings of, the Special Committee and the Company Board with respect to the procedural fairness of the Offer and the Merger to the Company’s unaffiliated stockholders, as described in the Company’s Schedule 14D-9 under the captions “Item 4. The Solicitation or Recommendation — Background and Reasons for the Board Determinations — The Special Committee; Reasons for its Determinations” and “Item 4. The Solicitation or Recommendation — Background and Reasons for the Board Determinations —Reasons for the Board Determinations”, which are expressly adopted by the Purchaser Group.

The Purchaser Group also considered the following factors, each of which it considered negative in its considerations concerning the fairness of the terms of the transactions contemplated by the Merger Agreement:

•	Tendering of Shares in the Offer and the consummation of the Merger would eliminate the opportunity for stockholders to participate in any possible future growth and profits of the Company.

•	As to the Offer Price, the financial interests of the Purchaser Group are different than the financial interests of the Company’s unaffiliated stockholders.

•	The risks and costs to the Company if the Offer does not close, including the potential effect on business and customer and employee relationships.

•
The all-cash consideration to be received by the Company’s stockholders that are U.S. persons in the Offer and the Merger would be taxable to such stockholders that have a gain for U.S. federal income tax purposes.

•
The other potentially negative factors considered by the Special Committee and the Company Board, and findings of the Special Committee and the Company Board with respect to potentially negative factors, as described in the Schedule 14D-9 under the captions “ “Item 4. The Solicitation or Recommendation — Background and Reasons for the Board Determinations — The Special Committee; Reasons for its Determinations” and “Item 4. The Solicitation or Recommendation — Background and Reasons for the Board Determinations —Reasons for the Board Determinations”.

The Purchaser Group did not find it practicable to assign, nor did it assign, relative weights to the individual factors considered in reaching its conclusion as to fairness.

Upon completion of the Merger, Purchaser’s direct and indirect beneficial ownership interest in the Company’s net book value and net income would increase from 0% to 100%. Based on the Company’s net book value of approximately $77.0 million as of December 31, 2015 (as reported in the Company’s Annual Report on Form 10-K), this increase would result in Purchaser’s direct and indirect beneficial interest in the Company’s net book value increasing by approximately $77.0 million. Based on the Company’s net income for the year ended December 31, 2015 (as reported in the Company’s Annual Report on Form 10-K), this increase would result in Purchaser’s direct and beneficial ownership interest in the Company’s net income increasing by approximately $10.7 million.

The Purchaser Group’s consideration of the factors described above reflects its assessment of the fairness of the Offer Price to the Company’s unaffiliated stockholders in relation to the going-concern value of the Company on a stand-alone basis. In reaching the conclusion as to fairness, the Purchaser Group did not consider the liquidation value or net book value of the Company. The liquidation value was not considered because the Company is a viable going concern and the Purchaser Group has no plans to liquidate the Company. Therefore, the Purchaser Group believes that the liquidation value of the Company is irrelevant to a determination as to whether the Offer or the Merger is fair to unaffiliated stockholders. The Purchaser Group did not consider net book value, which is an accounting concept, as a factor because the Company’s business is not of a nature whose value is traditionally measured as a multiple of book value, as the Company’s value is derived from cash flows generated by continuing operations, and the Purchaser Group believes that net book value is not a material indicator of the value of the Company as a going concern but rather is indicative of historical costs.

The foregoing discussion of the information and factors considered and given weight by the Purchaser Group is not intended to be exhaustive, but is believed to include the material factors considered by the Purchaser Group. The Purchaser Group’s views as to the fairness of the Offer and the Merger to stockholders of the Company should not be construed as a recommendation to any stockholder regarding whether to tender Shares into the Offer.

5.	Certain Effects of the Offer.

It is expected that Acquisition Sub will acquire a significant number of Shares upon the consummation of the Offer and that the Merger will be consummated pursuant to Section 251(h) of the DGCL promptly after the consummation of the Offer. Immediately following the Merger, all of the outstanding Shares will be held by Purchaser.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NYSE MKT if, among other things, the Company does not meet the requirements for the number of publicly held Shares, the aggregate market value of the publicly held Shares or the number of market makers for the Shares. We will seek to cause the listing of Shares on the NYSE MKT to be discontinued as soon after the consummation of the Offer as the requirements for termination of the listing are satisfied.

If the NYSE MKT were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations of the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act, and other factors.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit based on the use of Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), may be impaired or eliminated. If registration of the Shares under the Exchange act were terminated, the Shares would no longer be “margin securities” or be eligible for quotation on the NYSE MKT. We intend to cause the delisting of the Shares from the NYSE and the termination of the registration of the Shares under the Exchange Act as soon after completion of the Merger as the requirements for such delisting and termination of registration are satisfied.

6.	The Merger Agreement and the Tender Agreement.

Merger Agreement

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. References to “Business Day” in relation to provisions of the Merger Agreement shall mean any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York City.

 The Merger Agreement has been filed herewith as required by applicable SEC regulations and solely to inform investors of its terms. The Merger Agreement contains representations, warranties and covenants, which were made as of specific dates, as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company.

The Offer

Principal Terms of the Offer

The Merger Agreement provides that, subject to the terms and conditions of the Offer and the Merger Agreement, Acquisition Sub will (and Purchaser will cause Acquisition Sub to), immediately after the Offer expires, accept for payment (the time of such acceptance, the “Acceptance Time”), and as promptly as practicable after the expiration of the Offer pay for, all Shares validly tendered and not withdrawn pursuant to the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee). The Merger Agreement provides that the obligation of Acquisition Sub to accept for payment, and pay for, the Shares validly tendered (and not withdrawn) is subject to the satisfaction or (if permitted) waiver of the conditions of the Offer.

The Merger Agreement provides that Acquisition Sub expressly reserves the right to waive any of the conditions to the Offer, except that Acquisition Sub may not waive (a) the Minimum Tender Condition, (b) the Super-Majority of the Minority Condition, (c) the condition that the waiting period applicable to the purchase of the Shares pursuant to the Offer or the consummation of the Merger under the HSR Act, shall have expired or been terminated, or (d) the condition that any governmental authority of competent jurisdiction shall not have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) that is then in effect and has the effect of making the Offer or the Merger illegal or otherwise preventing or prohibiting consummation of the Offer or the Merger.

In addition, the Merger Agreement provides that Acquisition Sub expressly reserves the right to modify the terms of the Offer, except that, without the prior written consent of the Company, Acquisition Sub will not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) add to the conditions to the Offer or change, modify or waive any of the conditions to the Offer in a manner adverse to the holders of the Shares, (iv) extend or otherwise change the Expiration Date of the Offer (except as required or permitted by the Merger Agreement), (v) change the form of consideration payable in the Offer, or (vi) otherwise amend, modify or supplement any of the other terms of the Offer in any manner adverse to the holders of the Shares.

Extensions of the Offer

The Merger Agreement provides that Acquisition Sub will (and Purchaser will cause Acquisition Sub to):

•	extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer; and

•
if, on the Expiration Date, any condition to the Offer has not been satisfied or waived, extend the Offer on one or more occasions in consecutive increments of up to five (5) Business Days each (or such longer period as the parties may agree) until such time as each such condition has been satisfied or waived.

However, (1) in no event will Acquisition Sub be required to extend the Offer beyond June 22, 2016 or the valid termination of the Merger Agreement, (2) if, at any otherwise scheduled expiration of the Offer, all of the conditions to the Offer, except for the Minimum Tender Condition and/or the Super-Majority of the Minority Condition, has been satisfied or waived, Acquisition Sub will in such situation be required to extend the Offer in consecutive increments of up to five (5) Business Days each but in no event more than fifteen (15) Business Days in the aggregate (or such other period as the parties may agree), (3) Acquisition Sub may extend the Offer for up to five (5) Business Days in order to determine whether the Appraisal Rights Condition (as defined in The Tender Offer — Section 11 – Conditions of the Offer) has been satisfied, and (4) Acquisition Sub will extend the Offer if requested by the Special Committee, or may extend the Offer at its election, in connection with its right to renegotiate the terms of the Merger Agreement in the event that the Company receives a superior third-party proposal to the Offer and the Merger.

The Offer may not be extended by Acquisition Sub except as specifically provided above.  The Offer also may not be terminated prior to the Expiration Date unless the Merger Agreement is validly terminated in accordance with its terms.

Schedule 14D-9 and Board Recommendation

The Merger Agreement provides that the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC (such Schedule 14D-9, as amended or supplemented from time to time, the “Schedule 14D-9”) contemporaneously with the filing by the Purchaser Group of a Tender Offer Statement on Schedule TO, which will include, among other documents, this Offer to Purchase and related Letter of Transmittal (such Schedule TO and the documents included therein, together with any supplements or amendments thereto, the “Offer Documents”). In accordance with the Merger Agreement the Schedule 14D-9 will include, among other things, the Company Board’s recommendation that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

The Company also represents in the Merger Agreement that it has been advised that all of its directors and named executive officers who own Shares intend to tender such Shares pursuant to the Offer.

Schedule 13E-3

The Merger Agreement provides that on the date that the Offer Documents are filed with the SEC, the Company, Parent, Purchaser and Acquisition Sub will, in accordance with the rules and regulations promulgated by the SEC under the Exchange Act, file with the SEC a joint Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to the transactions contemplated by the Merger Agreement; provided, that at their option, subject to applicable law, Parent, Purchaser and Acquisition Sub may include the Schedule 13E-3 in the Schedule TO included in the Offer Documents in satisfaction of their obligations under Rule 13e-3 under the Exchange Act, in which case the Company will separately file a Schedule 13E-3 on such date with respect to the transactions contemplated by the Merger Agreement.

The Merger

Principal Terms of the Merger

The Merger Agreement provides that the consummation of the Merger will take place as soon as possible following the Acceptance Time, subject to the satisfaction or waiver (to the extent permissible) of the conditions set forth in the Merger Agreement.  The Merger Agreement provides that the Merger will be effected in accordance with Section 251(h) of the DGCL, without a vote of the stockholders of the Company.

The Merger Agreement provides that as soon as practicable on the date of the closing of the Merger, Parent, Purchaser, Acquisition Sub and the Company will cause the Merger to be consummated under the DGCL by filing a certificate of merger in such form as required by, and executed in accordance with, the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware and will make all other filings or recordings required under the DGCL in connection with the Merger. The Merger will become effective at such date and time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such subsequent date and time as Purchaser and the Company agree and specify in the Certificate of Merger. The Merger Agreement provides that, at the Effective Time, Acquisition Sub will be merged with and into the Company, the separate existence of Acquisition Sub will cease, and the Company will continue as the surviving corporation of the Merger (the “Surviving Corporation”).

The Merger Agreement provides that, at the Effective Time, each Share (other than Shares held by the Company, any of its subsidiaries, Parent, Purchaser or Acquisition Sub or held by stockholders of the Company who have properly and validly perfected their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL) issued and outstanding immediately prior to the Effective Time will be converted into and become the right to receive an amount in cash equal to the Offer Price, without interest thereon and subject to any required tax withholding (the “Merger Consideration”).

The Merger Agreement provides that Shares that are issued and outstanding immediately prior to the Effective Time and that are held by stockholders who, in accordance with Section 262 of the DGCL, (i) have not voted in favor of adopting the Merger Agreement or consented thereto in writing, (ii) have demanded properly in writing appraisal for such Shares, (iii) have otherwise complied in all respects with Section 262 of the DGCL, and (iv) have not effectively withdrawn, lost or failed to perfect their rights to appraisal, will not be converted into the Merger Consideration, but at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, will be cancelled and will cease to exist and each holder of such Shares will cease to have any rights with respect thereto, other than such rights to be paid the fair value of such Shares in accordance with the provisions of Section 262 of the DGCL. The Merger Agreement also provides that such Shares held by Company stockholders who have failed to perfect or who effectively have withdrawn or lost their rights to appraisal of such Shares under Section 262 of the DGCL will thereupon be deemed to have been cancelled and to have been converted, as of the Effective Time, into the right to receive the Merger Consideration relating thereto, without interest, upon surrender of the certificate or certificates that formerly evidenced such Shares or, in the case of Shares represented by book-entry, upon adherence to the procedures set forth in the letter of transmittal.

Changes of Directors and Officers in Connection with the Merger

The Merger Agreement provides that from and after the Effective Time, (i) the directors of Acquisition Sub immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and (ii) the officers of Acquisition Sub immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal. As of the date of this Offer to Purchase, the officers and directors of Acquisition Sub are Warren G. Lichtenstein, Jack L. Howard and James F. McCabe, Jr.

Adjustments to the Offer Price and Merger Consideration

The Merger Agreement provides that if on or after the date of the Merger Agreement and prior to the Effective Time, the Company splits, combines into a smaller number of Shares, or issues by stock dividend or reclassification any Shares, then the Offer Price, the Merger Consideration and the consideration paid for any stock options, restricted stock units and restricted Shares will be equitably adjusted to reflect such change.

Treatment of Stock Options, Restricted Stock Units, and Restricted Shares in the Merger

The Merger Agreement provides that Purchaser will not assume any stock options, restricted stock units or restricted Shares (including Shares subject to performance- and time-based vesting criteria) in connection with the Merger or any other transactions contemplated by the Merger Agreement, and that as of the Effective Time:

•
each stock option that is outstanding and unexercised will become fully vested and will as a result of the Merger, without any action on the part of the holder of such stock option, be automatically cancelled and the holder will cease to have any rights with respect thereto except the right to receive a cash payment (without interest) equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price per Share of such option and (ii) the number of Shares subject to such option. Options with an exercise price that is equal to or greater than the Merger Consideration will be cancelled without any payment being made in respect thereof;

•
each restricted stock unit that is outstanding will become fully vested and will as a result of the Merger, without any action on the part of the holder of such restricted stock unit, be automatically cancelled and the holder will cease to have any rights with respect thereto except the right to receive a cash payment (without interest) equal to the product of (i) the aggregate number of Shares subject to such restricted stock unit and (ii) the Merger Consideration; and

•
each restricted Share will become fully vested and will as a result of the Merger, without any action on the part of the holder of such restricted Share, automatically be cancelled and the holder will cease to have any rights with respect thereto except the right to receive a cash payment (without interest) equal to the product of (i) the aggregate number of restricted Shares and (ii) the Merger Consideration.

Representations and Warranties

In the Merger Agreement, the Company has made customary representations and warranties to the Purchaser Group, including representations relating to, among other things: corporate existence and power; corporate authorization; qualification to do business; good standing; enforceability; subsidiaries; capitalization; no conflict; required filings and consents; state anti-takeover statutes; disclosure controls and procedures; SEC reports; absence of certain changes or events; permits; compliance with applicable law and orders; financial statements; absence of certain undisclosed liabilities; absence of litigation; employee benefit plans; labor matters; real property and leases; material contracts; intellectual property; tax matters; environmental matters; brokers; and insurance.

In the Merger Agreement, Parent, Purchaser and Acquisition Sub have made customary representations and warranties to the Company, including representations relating to, among other things: corporate existence and power; corporate authorization; good standing; enforceability; no conflict; required filings and consents; interim operations of Acquisition Sub; ownership of the Company equity interests; brokers; absence of litigation; availability of funds; and solvency.

Material Adverse Effect

Certain of the representations and warranties contained in the Merger Agreement and certain of the conditions to the Offer contained in the Merger Agreement and this Offer to Purchase refer to the concept of a “Material Adverse Effect.”

The Merger Agreement defines a “Company Material Adverse Effect” as any change, event, circumstance, occurrence, development or effect (any such item, an “Effect”), individually or when taken together with all other Effects, that is, or would reasonably be expected to be, materially adverse to (A) the properties, assets, liabilities, business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, or (B) the ability of the Company to perform its obligations under the Merger Agreement or consummate the transactions contemplated thereby, except in each case for any such Effect resulting from or arising out of the following:

1.	any changes in interest rates;

2.	general economic conditions in the United States of America or foreign countries or changes therein;

3.	U.S. or foreign financial, banking or securities market conditions or changes therein;

4.	any event or change in conditions generally affecting the Company’s or any of its subsidiaries’ industries;

5.	any change in or interpretations of GAAP or any law;

6.
changes in the market price or trading volume of the Company’s stock on the NYSE MKT (except that the underlying facts or occurrences giving rise or contributing to such changes will be taken into account in determining whether there has been a Material Adverse Effect);

7.
any failure by the Company to meet internal or published estimates of revenues, earnings or other financial projections, or projections or forecasts of any other person, of revenues, earnings or cash flow for any period ending on or after the date of the Merger Agreement (except that the underlying facts or occurrences giving rise or contributing to such failure will be taken into account in determining whether there has been a Material Adverse Effect);

8.	any pandemic, earthquake, hurricane, tornado or other natural disaster or act of God;

9.
national or international political conditions, including any engagement in or escalation of hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any act of sabotage or military or terrorist attack;

10.
the announcement or pendency of the Merger Agreement, including, to the extent arising out of or resulting therefrom, (A) the termination or potential termination (or the failure or potential failure to renew or enter into) of contracts with actual or potential customers, suppliers, distributors, resellers, licensors or other business partners, or any other negative development (or potential negative development) in the relationship of the Company or any of its subsidiaries with any of their respective customers, suppliers, distributors, resellers, licensors or other business partners, (B) the loss or departure of any officers or other employees of the Company or any of its subsidiaries, or (C) any decline or other degradation in the Company’s or any of its subsidiaries’ customer bookings, or

11.	the taking of any action expressly provided by the Merger Agreement or consented to in writing by Parent or Purchaser

 However, in the case of items (1) through (5), (8) and (9) above, if the Effect materially disproportionately affects the properties, assets, liabilities, business, financial condition, results of operations or prospects of the Company and its subsidiaries relative to other for-profit industry participants, then only the extent of such disproportionate effects, if any, will be taken into account when determining whether there is, or would reasonably expected to be, a “Material Adverse Effect”.

Covenants

Operating Covenants

The Merger Agreement provides that, between the date of the Merger Agreement and the Effective Time, except as expressly contemplated by the Merger Agreement or set forth in the disclosure letter delivered by the Company to Purchaser, the Company will, and will cause each of its subsidiaries to:

•	conduct its business in, and not take any action except in, the ordinary course of business; and

•
use its reasonable best efforts to preserve substantially intact the business organization of the Company and its subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and its subsidiaries, and to preserve, in all material respects, the current relationships of the Company and the subsidiaries with customers, licensees, suppliers and other persons with which the Company or any of its subsidiaries has business relations; provided that the foregoing obligations will not require any expenditure of money (or commitment thereto) by the Company unless directed in writing by Parent or Purchaser.

The Merger Agreement also provides that, except (a) as expressly contemplated by the Merger Agreement, (b) as disclosed in the disclosure letter delivered by the Company to Purchaser, (c) as directed in writing by Parent, Purchaser, Acquisition Sub of any affiliate thereof, or (d) as specifically approved by the Company Board or a standing committee (other than the Special Committee) thereof (and in the case of committee approval, specifically disclosed to the Company Board) prior to the date of the Merger Agreement, neither the Company nor any of its subsidiaries will, between the date of the Merger Agreement and the Effective Time, directly or indirectly, do or agree to do, any of the following without the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed):

•
make, revoke or change any tax election, change any method of tax accounting, settle, compromise or incur any liability for taxes, fail to timely file any tax return that is due, file any amended tax return or claim for refund, surrender any right to claim a tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any tax claim or assessment, in each case except as required by GAAP or applicable law;

•	change the accounting principles used by it unless required by a change in GAAP, applicable law or any governmental authority;

•
except for short-term borrowings incurred in the ordinary course of business under its existing credit facility, incur or guarantee indebtedness for borrowed money or commit to borrow money, make any loans or cancel, release or assign any indebtedness to any person;

•	make any capital expenditure in excess of $250,000 in the aggregate;

•
acquire, lease or license from any person (by merger, consolidation, acquisition of stock or assets or otherwise), or sell, lease, license, dispose or effect an encumbrance of (by merger, consolidation, sale of stock or assets or otherwise), any material assets other than in the ordinary course of business;

•
change any compensation arrangement or contract with any present or former employee (except for increases in the base salaries of employees other than officers or senior managers in the ordinary course of business), officer, director, consultant, stockholder or other service provider of the Company or any of its subsidiaries or grant any severance or termination or change in control pay to any such present or former employee, officer, director, consultant, stockholder or other service provider or increase any benefits payable under any severance or termination or change in control pay policies or establish, amend or terminate any benefit plan or increase benefits under any benefit plan, or grant any equity awards or other awards under any stock plan, in each case other than as (a) required pursuant to the terms of any benefit plan or contract as in effect on the date of the Merger Agreement, (b) annual merit based raises for employees (other than officers) in an amount and on a schedule consistent with past practice or (c) required by law;

•
declare, set aside or pay any dividend or make any other distribution with respect to equity interests of the Company or any of its subsidiaries, or otherwise make any payments to stockholders in their capacity as such;

•	effect a “plant closing” or “mass layoff,” as those terms are defined in the Worker Adjustment and Retraining Notification Act;

•
(i) except as otherwise required pursuant to an existing contract set forth in the Company’s disclosure letter, issue, deliver, sell, pledge, transfer, convey, dispose or permit the imposition of an encumbrance on any equity interests, or any options, warrants, securities exercisable, exchangeable or convertible into any equity interest or any stock award or voting debt security other than the issuance of Shares upon the exercise of options outstanding as of the date of the Merger Agreement, (ii) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding equity interests or (iii) split, combine, subdivide or reclassify any equity interests;

•	enter into any contract providing for the sale or license of material intellectual property (other than ordinary course software licenses);

•
except as otherwise provided in the Merger Agreement, modify, amend or terminate, or waive, release or assign any material rights or claims with respect to, any confidentiality agreement or non-competition agreement or standstill contract that relates to a business combination involving the Company or any of its subsidiaries;

•
lease, license, mortgage, hypothecate, pledge, sell, sublease, grant any material encumbrance affecting and/or transfer any interest in any owned or leased real property, or enter into any material amendment or extension, or termination, of any leasehold interest in any leased real property or create any new leasehold interest in any leased real property;

•	take any action that is intended or would reasonably be expected to result in any of the conditions to the Offer or the Merger not being satisfied;

•
make any acquisition of, capital contribution to, or investment in, any assets or stock of any person (other than any wholly owned subsidiary) (whether by way of merger, consolidation, tender offer, share exchange or other activity);

•	merge or consolidate with any person (other than mergers among wholly owned subsidiaries);

•
enter into, terminate, materially amend, or waive any material rights under any contract of a type described in the material contracts representation, except for those contracts which terminate or expire in accordance with their terms;

•	waive, release, assign, settle or compromise any material claim or any material litigation or arbitration;

•	satisfy, discharge, waive or settle any material liabilities, other than in the ordinary course of business;

•	fail to maintain in full force and effect or fail to use commercially reasonable efforts to replace or renew insurance policies existing as of the date of the Merger Agreement;

•	amend its certificate of incorporation, bylaws or other organizational or governing documents; or

•	enter into any contract to do any of the foregoing.

Access to Information; Confidentiality

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time and in compliance with applicable laws, the Company will, and will cause its subsidiaries and the officers, directors, employees, auditors, investment bankers, counsel, agents and other representatives (“Representatives”) of the Company and its subsidiaries to afford the Representatives of Parent and Purchaser reasonable access at all reasonable times to the officers, employees, properties, offices and other facilities, books and records of the Company and each subsidiary, and will furnish Parent and Purchaser with such financial, operating and other data and information as Parent or Purchaser, through its Representatives, may reasonably request, subject to the terms of any pre-existing confidentiality obligation which restricts such access.

No Solicitation Provision; Acquisition Proposals

The Merger Agreement provides that from the date of the Merger Agreement until the Effective Time or, if earlier, the termination of the Merger Agreement, none of the Company, its subsidiaries or any of their respective Representatives will, directly or indirectly,

•
initiate, solicit or encourage (including by way of providing information) the submission of any inquiries, proposals or offers that constitute or may reasonably be expected to lead to any Acquisition Proposal (as defined below) or engage in any discussions or negotiations with respect thereto or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, offers, discussions or negotiations; or

•
approve or recommend, or propose to approve or recommend, an Acquisition Proposal or enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement providing for or relating to an Acquisition Proposal or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement or breach any of its obligations under the Merger Agreement or propose or agree to do any of the foregoing.

Subject to the terms of the Merger Agreement, the Company will immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any person conducted prior to the date of the Merger Agreement by the Company or any of its subsidiaries or any of their respective Representatives with respect to any Acquisition Proposal and use its (and will cause its subsidiaries and their respective Representatives to use their) reasonable best efforts to cause to be returned or destroyed all confidential information provided or made available to any such person on behalf of the Company or any of its subsidiaries.

Notwithstanding anything to the contrary, the Merger Agreement provides that if at any time following the date of the Merger Agreement and prior to the Acceptance Time, (i) the Company has received a written Acquisition Proposal that did not result from a breach of the no solicitation provisions from a third party that the Company Board believes in good faith to be bona fide, (ii) the Company Board and/or the Special Committee determines in good faith, after consultation with its independent financial advisors and outside counsel, that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal (as defined below), (iii) the Company has complied with the terms of the no solicitation provisions in all material respects, and (iv) the Company Board and/or the Special Committee determines in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, then the Company (acting through the Special Committee) may:

•	furnish information with respect to the Company and its subsidiaries to the person making such Acquisition Proposal; and

•
participate in discussions or negotiations with the person making such Acquisition Proposal regarding such Acquisition Proposal; provided, that the Company will not, and will not allow any of its Representatives to, disclose any material non-public information to such person without entering into a confidentiality agreement with such person as provided in the Merger Agreement, and will promptly provide or make available to Purchaser any material non-public information concerning the Company or any of its subsidiaries provided to such other person which was not previously provided or made available to Purchaser.

The Merger Agreement further provides that if at any time following the date of the Merger Agreement and prior to the Acceptance Time the Company is approached by certain specified third parties (which approach did not result from a breach of the no solicitation provisions) with respect to the potential submission of a new or revised Acquisition Proposal, then the Company (acting through the Special Committee) may furnish information with respect to the Company and its subsidiaries to such person (until such time as such person notifies the Company that it has terminated its interest in submitting a new or revised Acquisition Proposal) but may not participate in discussions or negotiations with such person regarding an Acquisition Proposal unless such person has satisfied all of the requirements set forth in clauses (i) through (iv) of the preceding paragraph.

The Merger Agreement provides that the Company will promptly (and in any event within one (1) Business Day) notify Purchaser if it receives an Acquisition Proposal from a person or group of related persons, including the material terms and conditions thereof and the identity of the person making such Acquisition Proposal and will keep Purchaser apprised and, at Purchaser’s request, will update Purchaser as to the status and any material developments, discussions and negotiations concerning such Acquisition Proposal.

As defined in the Merger Agreement, “Acquisition Proposal” means any inquiry, offer or proposal (other than from Parent, Purchaser, Acquisition Sub or their respective affiliates) concerning any of the following:

•
direct or indirect merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, the assets or business of which constitutes or generates thirty percent (30%) or more of the revenues, net income or assets of the Company and its subsidiaries on a consolidated basis (a “Significant Subsidiary”);

•
direct or indirect sale, lease, pledge or other disposition of assets of the Company or any of its subsidiaries (including equity interests of any subsidiary) or businesses that constitute or generate thirty percent (30%) or more of the revenues, net income or assets of the Company and its subsidiaries on a consolidated basis, in a single transaction or a series of related transactions;

•
transaction or series of related transactions in which any person or group (other than Parent, Purchaser, Acquisition Sub or their respective affiliates) acquires beneficial ownership, or the right to acquire beneficial ownership, of thirty percent (30%) or more of the outstanding equity interests of the Company or any Significant Subsidiary; or

•
other purchase or sale of, or tender offer or exchange offer for, equity interests of the Company or any of its Significant Subsidiaries that, if consummated, would result in any person beneficially owning thirty percent (30%) or more of the outstanding equity interests of the Company or Significant Subsidiary.

As defined in the Merger Agreement, “Superior Proposal” means any bona fide written Acquisition Proposal (with all references therein to “thirty percent (30%)” being deemed to be references to “eighty percent (80%)”), not obtained in violation of the no solicitation provisions of the Merger Agreement, that the Company Board and/or the Special Committee determines in its good faith judgment (after receiving the advice of its financial and legal advisors and after taking into account all appropriate legal (with the advice of outside legal counsel), regulatory and financial aspects, including the financing terms thereof and the conditionality and the timing and likelihood of consummation of such proposal, and the person making the proposal) is more favorable to the Company’s stockholders (in their capacity as such) from a financial point of view than the Merger Agreement (considering any changes to the Merger Agreement agreed in writing by Parent and Purchaser in response thereto) and which the Company Board and/or the Special Committee determines in good faith is reasonably likely to be consummated on the terms set forth therein.

Board Recommendation Change

The Merger Agreement provides that neither the Company Board nor any committee thereof may directly or indirectly (i) withdraw, qualify or modify in a manner adverse to Parent, Purchaser or Acquisition Sub, or publicly propose to withdraw, qualify or modify in a manner adverse to Parent, Purchaser or Acquisition Sub, the Company Board Approval, or (ii) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal (each of the foregoing, an “Adverse Recommendation Change”).  However, if at any time prior to the Acceptance Time, the Company receives an Acquisition Proposal which the Company Board and/or the Special Committee concludes in good faith (after consultation with its independent financial advisors and outside legal counsel and, in the case of the Company Board, upon recommendation thereof by the Special Committee) constitutes a Superior Proposal (after having complied with, and giving effect to all of the adjustments which may be offered by Parent and Purchaser pursuant to the Merger Agreement), and the Company has complied with the no solicitation provisions in all material respects and such Acquisition Proposal did not result from a breach of such provisions, the Company Board and/or the Special Committee may (upon the recommendation of the Special Committee in the case of the Company Board) (i) cause the Company to terminate the Merger Agreement to concurrently enter into a definitive agreement with respect to such Superior Proposal and (ii) effect an Adverse Recommendation Change if the Company Board or the Special Committee, as applicable, determines in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable law.  Notwithstanding the foregoing, the Company may not terminate the Merger Agreement pursuant to the foregoing clause (i) and any purported termination pursuant to the foregoing clause (i) will be void and of no force and effect, unless concurrently with such termination the Company pays to Purchaser the termination fee as provided in the Merger Agreement and such Acquisition Proposal continues to constitute a Superior Proposal.  In addition, the Company may not terminate the Merger Agreement pursuant to the foregoing clause (i), and the Company Board and the Special Committee may not approve or recommend such Acquisition Proposal or effect an Adverse Recommendation Change pursuant to the foregoing clause (ii) unless the Company has provided prior written notice to Purchaser, at least five (5) Business Days in advance (the “Notice Period”), of its intention to effect an Adverse Recommendation Change or terminate the Merger Agreement to enter into a definitive agreement with respect to such Superior Proposal, which notice must include a written summary of the material terms and conditions of such Superior Proposal (including the identity of the party making such Superior Proposal), and contemporaneously provides a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and any other material documents relating thereto.  During the Notice Period, the Company (acting through the Special Committee) will, and will cause its Representatives to, negotiate with Parent and Purchaser in good faith (to the extent Parent and Purchaser desire to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement, and the Company Board and Special Committee will take into account any changes to the financial and other terms of the Merger Agreement proposed by Parent and Purchaser in response to any such written notice by the Company or otherwise, with a view to providing that the Acquisition Proposal ceases to constitute a Superior Proposal.  Any amendment to the financial terms or other material terms of such Superior Proposal will require a new written notice by the Company and a new five (5) Business Day period.  Pursuant to the Merger Agreement, if the Notice Period (or any new five (5) Business Day period) ends on a date that is concurrent with, or later than, the date of the scheduled expiration of the Offer, at the written request of the Special Committee, Acquisition Sub will, or at its election Acquisition Sub may, extend the Offer until 12:00 midnight (New York City time) on the date that is the later of (a) two (2) Business Days following the last day of the applicable Notice Period (or any new five (5) Business Day period) or (b) the last day of the minimum period required by applicable law, interpretation or position of the SEC or its staff or the NYSE for any such extension.

The Merger Agreement further provides that neither the Company Board nor any committee thereof may effect an Adverse Recommendation Change (by withdrawing, qualifying or modifying in a manner adverse to Parent, Purchaser or Acquisition Sub, or publicly proposing to withdraw, qualify or modify in a manner adverse to Parent, Purchaser or Acquisition Sub, the Company Board Approval), except that at any time prior to the Acceptance Time, the Company Board and/or the Special Committee may effect such an Adverse Recommendation Change if the Company Board and/or the Special Committee determines in good faith, after consultation with outside counsel (and upon recommendation thereof by the Special Committee in the case of the Company Board), that, in light of material facts, events or circumstances that have arisen or occurred since the date of the Merger Agreement that were not known by or reasonably foreseeable to the Company or the Company Board (or the Special Committee) prior to the date of the Merger Agreement, other than an Acquisition Proposal, or an inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or the consequences thereof (a “Company Intervening Event”), the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law.  The Company Board and the Special Committee may not effect an Adverse Recommendation Change pursuant to the foregoing unless the Company has provided prior written notice to Purchaser, at least five (5) Business Days in advance (the “Company Intervening Event Notice Period”), of its intention to effect such Adverse Recommendation Change, which notice must describe in reasonable detail the underlying facts giving rise to the Company Intervening Event and the reasons for taking such action.  During the Company Intervening Event Notice Period, the Company (acting through the Special Committee) will, and will cause its Representatives to, negotiate with Parent and Purchaser in good faith (to the extent Parent and Purchaser desire to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement, and the Company Board and Special Committee will take into account any changes to the financial and other terms of the Merger Agreement proposed by Parent and Purchaser in response to any such written notice by the Company or otherwise, so that the need for effecting an Adverse Recommendation Change is obviated.  Any material developments relating to a Company Intervening Event will require a new written notice by the Company and a new five (5) Business Day period.

Director and Officer Indemnification

The Merger Agreement provides that from and after the Effective Time, the Surviving Corporation will indemnify and hold harmless, to the fullest extent permitted under applicable law (and the Surviving Corporation will also advance expenses as incurred to the fullest extent permitted under applicable law; provided, that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification), each present and former director and officer of the Company and its subsidiaries (collectively, the “Indemnified Parties”) against any and all costs, expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages and liabilities incurred in connection with any action, whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission or matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by the Merger Agreement, to the same extent as provided in the certificate of incorporation or bylaws of the Company in effect on the date of the Merger Agreement.

For six years from the Effective Time, the Merger Agreement provides that the Surviving Corporation will maintain in effect for the benefit of the directors and officers of the Company currently covered by the officers’ and directors’ liability insurance policies of the Company, an insurance and indemnification policy with an insurer with a Standard & Poor’s rating of at least A that provides coverage for acts or omissions occurring at or prior to the Effective Time (the “D&O Insurance”) covering each such person on terms with respect to coverage and in amounts no less favorable in the aggregate than those of the Company’s directors’ and officers’ insurance policy in effect on the date of the Merger Agreement; provided, however, that the Surviving Corporation will not be required to pay an annual premium for the D&O Insurance in excess of 200% of the annual premium currently paid by the Company for such coverage; provided, further, that if the annual premiums for such insurance coverage exceed 200% of such annual premium, the Surviving Corporation will obtain a policy with the greatest coverage available for a cost not exceeding such amount.  The Surviving Corporation may satisfy its obligations under the Merger Agreement by purchasing a “tail” policy from an insurer with a Standard & Poor’s rating of at least A under the Company’s existing directors’ and officers’ insurance policy, that (i) has an effective term of six years from the Effective Time, (ii) covers each director and officer currently covered by the Company’s  directors’ and officers’ insurance policy in effect on the date of the Merger Agreement for actions and omissions occurring at or prior to the Effective Time, and (iii) contains terms that are no less favorable in the aggregate than those of the Company’s directors’ and officers’ insurance policy in effect on the date of the Merger Agreement.

Pursuant to the Merger Agreement, the certificate of incorporation and bylaws of the Surviving Corporation will contain provisions no less favorable with respect to indemnification than are set forth in the certificate of incorporation and bylaws, respectively, of the Company, unless any modification thereof is required by law and then such modification will be made only to the minimum extent required by such law, which provisions may not be amended, repealed or otherwise modified, except as provided in the Merger Agreement, for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors or officers of the Company or any of its subsidiaries.

Nothing in the Merger Agreement is intended to, will be construed to or will release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its subsidiaries or their respective officers, directors and employees.  The indemnification provided for in the Merger Agreement is not prior to, or in substitution for, any such claims under any such policies.  From and after the Effective Time, the Surviving Corporation will honor, in accordance with their terms, all indemnification agreements with the Company in effect immediately prior to the Effective Time that are applicable to Indemnified Parties.

Notwithstanding anything to the contrary in the Merger Agreement, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Indemnified Party or any other party covered by directors’ and officers’ liability insurance, on or prior to the sixth anniversary of the Effective Time, the foregoing indemnification provisions will continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

If the Surviving Corporation or any of its successors or assigns consolidates with or merges into any other person and will not be the continuing or surviving entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of the Surviving Corporation will assume the obligations set forth in the Merger Agreement relating to director and officer indemnification.

Reasonable Best Efforts; Consents and Filings

The Merger Agreement provides that each of Parent, Purchaser, Acquisition Sub and the Company will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Merger Agreement. Upon the terms and subject to the conditions of the Merger Agreement, each of Parent, Purchaser, Acquisition Sub and the Company agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to satisfy the conditions to the consummation of the transactions contemplated by the Merger Agreement.

Without limiting the generality of the foregoing, upon the terms and subject to the conditions of the Merger Agreement and in accordance with applicable law, each of Parent, Purchaser, Acquisition Sub and the Company will use reasonable best efforts to as promptly as practicable (i) obtain any consents, approvals or other authorizations from all governmental authorities and other third parties, and make any filings and notifications, required in connection with the transactions contemplated by the Merger Agreement, and (ii) make any other submissions either required or reasonably deemed appropriate by Parent, Purchaser or the Company in connection with the transactions contemplated by the Merger Agreement under the Securities Act, the Exchange Act, the HSR Act, the DGCL, the rules and regulations of the NYSE MKT and any other applicable law. Parent, Purchaser, Acquisition Sub and the Company will cooperate and consult with each other in connection with the making of all such filings and notifications, including by providing copies of all relevant documents (except to the extent containing confidential information of such party) to the non-filing parties and their advisors before filing.

The Merger Agreement further provides that Parent and the Company will as promptly as practicable, but in any event within ten (10) Business Days following the execution and delivery of the Merger Agreement, file with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice the notification and report form, if any, required for the transactions contemplated by the Merger Agreement and any supplemental information requested in connection therewith pursuant to the HSR Act. Parent and the Company will furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing that is necessary under the HSR Act.  Parent and the Company will keep the other apprised of the status of any communications with, and any inquiries or requests for additional information from the FTC, the United States Department of Justice or any other governmental authority and will comply as promptly as practicable with any such inquiry or request and provide any supplemental information requested in connection with the filings made pursuant to the HSR Act or any other applicable law. None of the parties will participate in any meeting or engage in any material substantive conversation with any governmental authority without giving the other party prior notice of the meeting or conversation.

The Company will, and the Company will cause its subsidiaries to, to the extent permitted by applicable law, (i) take all actions necessary so that no “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar antitakeover law (each, a “Takeover Law”) becomes applicable to any of the transactions contemplated by the Merger Agreement or the Merger Agreement and (ii) if any Takeover Law becomes applicable to any of the transactions contemplated by the Merger Agreement or the Merger Agreement, take all actions necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable as contemplated by the Merger Agreement and otherwise to eliminate or minimize the effect of such Takeover Law on the transactions contemplated by the Merger Agreement and the Merger Agreement.

Public Announcements

The Merger Agreement provides that Parent, Purchaser and Acquisition Sub, on the one hand, and the Company, on the other hand, agree that no public release or announcement concerning the transactions contemplated by the Merger Agreement will be issued by either party without the prior consent of the other party (which consent will not be unreasonably withheld), except as such release or announcement may be required by law or the rules or regulations of any securities exchange, in which case the party required to make the release or announcement will use its reasonable best efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance.  However, each party may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not inconsistent with previous public releases or announcements made in compliance with the Merger Agreement and do not reveal non-public information regarding the other party.

Advice of Changes

The Merger Agreement provides that each of Parent, Purchaser, Acquisition Sub and the Company will promptly advise the other parties to the Merger Agreement of any Effect, (i) in the case of the Company, having or that would be reasonably expected to have a Material Adverse Effect or (ii) that constitutes a material breach of any of its representations, warranties or covenants contained in the Merger Agreement.  No such notification will affect the representations, warranties, covenants or agreements of such party (or remedies with respect thereto) or the conditions to the obligations of the parties under the Merger Agreement.  Each party will give prompt written notice to the other parties of any notice or other communication from any person and the response thereto of such party or its Representatives alleging that the consent of such person is or may be required in connection with the Merger Agreement or any of the transactions contemplated by the Merger Agreement, and from any governmental authority and the response thereto of such party or its Representatives in connection with the Merger Agreement or any of the transactions contemplated by the Merger Agreement.

Benefit Plans and Employee Matters

Parent agreed that, for a period of at least one year following the closing of the Merger, each employee of the Company who continues employment with Parent, the Surviving Corporation or any of their respective subsidiaries after the closing (each, a “Continuing Employee”) will be provided, at Parent’s election, with benefits on substantially the same terms as those provided to (i) similarly situated employees of Parent or (ii) such Continuing Employee by the Company immediately prior to the Effective Time.  Nothing in the Merger Agreement requires Parent, the Surviving Corporation or any of their respective subsidiaries to continue to employ any particular employee of the Company following the closing of the Merger, and Parent, the Surviving Corporation and their respective subsidiaries are not prohibited from amending or terminating any employee benefit plan of the Company.

Parent and the Surviving Corporation will ensure that, as of the closing of the Merger, each Continuing Employee receives full credit (for all purposes, including eligibility to participate, vesting, vacation entitlement and severance benefits) for service with the Company or any of its subsidiaries under each of the comparable employee benefit plans, programs and policies of Parent, the Surviving Corporation or the relevant subsidiary, as applicable, in which such Continuing Employee becomes a participant; provided, however, that no such service recognition will result in any duplication of benefits.  Parent will, or will cause the Surviving Corporation or relevant subsidiary to, credit to each Continuing Employee the amount of vacation time that such employee had accrued under any applicable employee benefit plan of the Company as of the closing.  With respect to each health or welfare benefit plan maintained by Parent, the Surviving Corporation or the relevant subsidiary for the benefit of any Continuing Employee, Parent will (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan, and (ii) cause each Continuing Employee to be given credit under such plan for all amounts paid by such Continuing Employee under any similar employee benefit plan of the Company for the current plan year for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the applicable plan maintained by Parent, the Surviving Corporation or the relevant subsidiary, as applicable, for the current plan year.

From and after the Effective Time, the Surviving Corporation will honor, in accordance with their terms, all employment and severance agreements listed in the disclosure letter delivered by the Company to Purchaser in effect immediately prior to the Effective Time that are applicable to any current or former employees or directors of the Company.

Section 16b-3

Prior to the Acceptance Time, the Company will (and will be permitted to) take such steps as may be reasonably required to cause dispositions of the Company’s equity securities (including derivative securities) pursuant to the transactions contemplated by the Merger Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Compensation Arrangements

The Merger Agreement provides that the Company and its subsidiaries may not, after the date of the Merger Agreement, enter into, establish, amend, modify or supplement any plan, program, agreement or arrangement pursuant to which compensation is paid or payable, or pursuant to which benefits are provided, in each case to any current or future director, officer or employee of the Company or any of its subsidiaries who holds Shares or equity awards of the Company unless, prior to the Acceptance Time, the Company (acting through the Compensation Committee of the Company Board or its independent directors, to the extent required under applicable law) has taken all steps that may be necessary or advisable to (a) approve as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and (b) satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act with respect to such plan, program, agreement or arrangement. Notwithstanding the foregoing, the Company and its subsidiaries are not permitted to take any action that would result in a breach of the Company’s operating covenants.

Credit Agreement

The Merger Agreement provides that the Company will cause to be delivered to Purchaser prior to the Effective Time a copy of an executed payoff letter in customary form with respect to the Credit Agreement, dated August 9, 2012, as amended, by and among the Company, the Company’s subsidiaries, PNC Bank, National Association, as administrative agent, and the lenders from time to time party thereto, and the Company will, and will cause its subsidiaries to, cooperate with Purchaser in connection with the termination of all commitments of the lenders under such credit agreement, the payment and satisfaction of all obligations of the Company and its subsidiaries thereunder and the release of all encumbrances on the Company’s and its subsidiaries’ properties and assets securing its obligations thereunder at or prior to the Effective Time.

Purchaser

The Merger Agreement provides that Parent will cause Purchaser to satisfy its obligations thereunder.

Conditions to the Merger

The Merger Agreement provides that the respective obligations of Parent, Purchaser, Acquisition Sub and the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible), at or prior to the Effective Time, of the following conditions:

•	Acquisition Sub has previously accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer; and

•
no governmental authority in the United States has enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) that is then in effect and has the effect of making the Merger illegal or otherwise preventing or prohibiting consummation of the Merger.

Termination of the Merger Agreement

Termination Prior to the Acceptance Time

The Merger Agreement may be terminated and the Offer, the Merger and the other transactions contemplated by the Merger Agreement may be abandoned at any time prior to the Acceptance Time as follows:

•	by mutual written consent of each of Parent, Purchaser and the Company, duly authorized by their respective boards of directors;

•
by Parent, Purchaser or the Company, by written notice, if the Acceptance Time does not occur on or before June 22, 2016; provided, however, that the right to terminate the Merger Agreement under this provision will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Acceptance Time to have occurred on or before June 22, 2016;

•
by Parent, Purchaser or the Company if any governmental authority shall have enacted, issued, promulgated, enforced or entered any order or applicable law or taken any other action (including the failure to take an action) that is, in each case, then in effect and is final and nonappealable and has the effect of preventing or prohibiting the consummation of the Offer or the Merger; provided, however, that the right to terminate the Merger Agreement under this provision will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, any such order or law having been enacted, issued, promulgated, enforced or entered or any such action having been taken or omitted to be taken;

•
by written notice of Parent or Purchaser if any of the following actions or events occurs, whether or not they are permitted by the terms of the Merger Agreement (any such termination, a “Company Adverse Recommendation Change Termination”):

1.
the Company Board (or any committee thereof) withdraws, qualifies, amends, modifies or changes the Company Board Approval in a manner adverse to Parent or Purchaser or resolves or publicly proposes to do so;

2.
the Company Board (or any committee thereof) approves or recommends an Acquisition Proposal or resolves or publicly proposes to do so or the Company enters into any letter of intent or similar document or any contract accepting any Acquisition Proposal;

3.	the Company breaches in any material respect the no solicitation provisions of the Merger Agreement;

4.
at any time after public announcement of an Acquisition Proposal, the Company Board fails to reaffirm its recommendation of the Merger Agreement and the transactions contemplated by the Merger Agreement within three (3) Business Days of receipt of any written request to do so by Parent or Purchaser; or

5.
any tender or exchange offer is commenced that, if successful, would result in any person or group becoming the beneficial owner of 20% or more of the outstanding Shares and the Company Board, within ten (10) Business Days after the commencement thereof, has not recommended that the Company’s stockholders reject such tender or exchange offer and not tender their Shares into such tender or exchange offer.

•
by written notice of Parent or Purchaser (if Parent, Purchaser or Acquisition Sub is not in material breach of its obligations or its representations and warranties under the Merger Agreement), if there has been a breach by the Company of any of its representations, warranties, covenants or agreements contained in the Merger Agreement, or if any representation or warranty of the Company has become untrue, in either case that would reasonably be expected to result in a failure of specified Offer conditions; provided, that if such breach is reasonably curable by the Company within twenty (20) days after the occurrence of such breach through the exercise of its reasonable best efforts and for as long as the Company continues to exercise such reasonable best efforts, Parent and Purchaser may not terminate the Merger Agreement pursuant to the foregoing provisions until the earlier of the expiration of such twenty (20)-day period and June 22, 2016;

•
by written notice of the Company (if the Company is not in material breach of its obligations or its representations and warranties under the Merger Agreement), if there has been a breach by Parent, Purchaser or Acquisition Sub of any of its representations, warranties, covenants or agreements contained in the Merger Agreement, or if any representation or warranty of Parent, Purchaser or Acquisition Sub has become untrue, in either case that would reasonably be expected to be materially adverse to the ability of Parent, Purchaser or Acquisition Sub to perform its obligations under the Merger Agreement or consummate the transactions contemplated by the Merger Agreement; provided, that if such breach is reasonably curable by Parent or Purchaser within twenty (20) days after the occurrence of such breach through the exercise of its reasonable best efforts and for as long as Parent or Purchaser continues to exercise such reasonable best efforts, the Company may not terminate the Merger Agreement pursuant to the foregoing provisions until the earlier of the expiration of such twenty (20)-day period and June 22, 2016;

•
by written notice of the Company in accordance with the terms of the Merger Agreement relating to an Adverse Recommendation Change, if the Company concurrently enters into a definitive agreement with respect to a Superior Proposal; provided, that the Company will not have the right to terminate the Merger Agreement pursuant to the foregoing provision unless the Company has complied with the no solicitation provisions of the Merger Agreement and has paid, or simultaneously with the termination of the Merger Agreement pays, to Purchaser the Termination Fee (as defined in “Fees and Expenses” below); or

•
by Parent, Purchaser or the Company, by written notice, if the Offer has been terminated or has expired (and not been extended) in accordance with its terms and the terms of the Merger Agreement without Acquisition Sub being required to accept for payment any Shares pursuant to the Offer; provided, however, that the right to terminate the Merger Agreement pursuant to the foregoing provision will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Acceptance Time to have occurred by such date.

Effect of Termination

The Merger Agreement provides that in the event of the termination of the Merger Agreement, as described above, the Merger Agreement will immediately become void, and there will be no liability on the part of any party to the Merger Agreement or any of their respective affiliates or the directors, officers, employees, agents or other Representatives of any of them, and all rights and obligations of each party thereto will cease, except for the provisions relating to confidentiality, public announcements, the effect of termination, fees and expenses and the general provisions of the Merger Agreement, all of which will survive the termination of the Merger Agreement, and except for any willful or intentional breach by a party of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement (which willful or intentional breach and liability therefor will not be affected by termination of the Merger Agreement). Notwithstanding anything to the contrary contained in the Merger Agreement, nothing will limit or prevent any party to the Merger Agreement from exercising any rights or remedies under the provisions relating to specific performance in lieu of terminating the Merger Agreement.

Fees and Expenses

The Merger Agreement provides that, except as otherwise provided below, all fees and out-of-pocket expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such expenses, whether or not any of the transactions contemplated by the Merger Agreement is consummated.

The Merger Agreement provides that if the Merger Agreement is terminated:

1.
pursuant to a Company Adverse Recommendation Change Termination (if Parent, Purchaser or Acquisition Sub is not then in material breach of any of its obligations, representations or warranties under the Merger Agreement), other than a breach by the Company of the no solicitation provisions of the Merger Agreement;

2.	because the Company has concurrently entered into a definitive agreement with respect to a Superior Proposal;

3.
(A) (i) because the Acceptance Time has not occurred on or before June 22, 2016 and, at any time after the date of the Merger Agreement but prior to the June 22, 2016, an Acquisition Proposal has been publicly disclosed or otherwise becomes generally known to the public and is not withdrawn or terminated, (ii) because of a breach by the Company of any of its representations, warranties, covenants or agreements contained in the Merger Agreement (other than the no solicitation provisions of the Merger Agreement) and, at any time after the date of the Merger Agreement and prior to the breach giving rise to the right of Parent and Purchaser to terminate the Merger Agreement, an Acquisition Proposal has been publicly disclosed or otherwise becomes generally known to the public and is not withdrawn or terminated, or (iii) because the Offer has been terminated or has expired without Acquisition Sub being required to accept for payment any Shares pursuant to the Offer (and in such case the Super-Majority of the Minority Condition was not satisfied as of the expiration or termination of the Offer) and, at any time after the date of Merger Agreement and prior to the expiration or termination of the Offer, an Acquisition Proposal has been publicly disclosed or otherwise becomes generally known to the public and is not withdrawn or terminated, and (B) in the case of any of the foregoing provisions, within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to or consummates an Acquisition Proposal (provided that, with respect to use of the term “Acquisition Proposal” in the foregoing provisions, all references in the definition thereof to “thirty percent (30%)” will be deemed to be “fifty percent (50%)”); or

4.	because the Company breaches in any material respect any of the no solicitation provisions of the Merger Agreement,

then:

•
the Company will pay Purchaser an amount equal to $5,265,000 (the “Termination Fee”) and will reimburse Parent’s and Purchaser’s documented transaction costs not to exceed $1,000,000, by wire transfer of immediately available funds, (a) within three (3) Business Days after the termination of the Merger Agreement in the case of the foregoing paragraph (1), (b) concurrently with such termination, in the case of the foregoing paragraph (2), and (c) upon the earlier of entry into the definitive agreement with respect to, or consummation of, an Acquisition Proposal within twelve (12) months after the date of termination, in the case of the foregoing paragraph (3); or

•
the Company will reimburse Parent’s and Purchaser’s documented transaction costs not to exceed $1,000,000, by wire transfer of immediately available funds, within three (3) Business Days after the termination of the Merger Agreement, in the case of the foregoing paragraph (4); provided, that if the Company within twelve (12) months after the date of such termination enters into a definitive agreement with respect to or consummates an Acquisition Proposal, the Company will also pay Purchaser the Termination Fee by wire transfer of immediately available funds, upon the earlier of entry into the definitive agreement with respect to, or consummation of, such Acquisition Proposal.

In no event will payment of more than one Termination Fee be made by the Company pursuant to the foregoing provisions.

Amendment of the Merger Agreement

The Merger Agreement may be amended by the parties thereto by action taken by or on behalf of their respective boards of directors at any time prior to the closing of the Merger; provided that, after the Acceptance Time, no amendment may be made that would reduce the amount or change the type of consideration into which each Share will be converted upon consummation of the Merger or that would result in the Merger not being consummated as promptly as practicable after the Acceptance Time.  The Merger Agreement may only be amended pursuant to a written agreement signed by each of the parties thereto; provided, however, any such agreement by the Company will only be effective with the approval of the Special Committee.

Non-Survival of Representations, Warranties and Agreements

None of the representations and warranties contained in the Merger Agreement or in any instrument delivered pursuant to the Merger Agreement will survive the Effective Time.  The foregoing provision does not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Specific Performance of the Merger Agreement

The Merger Agreement provides that irreparable damage would occur in the event that any provision of the Merger Agreement were not performed (including failing to take such actions as are required of a party thereunder in order to consummate the Merger Agreement) in accordance with its terms, and that money damages or other legal remedies would not be an adequate remedy for any such damages. The parties to the Merger Agreement accordingly agreed that prior to the earlier of the closing of the Merger or the valid termination of the Merger Agreement, in the event of any breach or threatened breach by the Company, Parent, Purchaser or Acquisition Sub of any of their respective covenants or obligations set forth in the Merger Agreement, the Company (acting through the Special Committee), on the one hand, and Parent and Purchaser, on the other hand, will be entitled to seek an injunction or injunctions to prevent or restrain breaches or threatened breaches of the Merger Agreement by the other (as applicable) and to seek a decree or order of specific performance to enforce the terms and provisions of the Merger Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under the Merger Agreement and other equitable relief.

The Merger Agreement also provides that any party seeking an injunction or injunctions to prevent breaches or threatened breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement will not be required to provide any bond or other security in connection with any such order or injunction.  The parties to the Merger Agreement further agreed that by seeking the remedies provided for pursuant to the specific performance provisions of the Merger Agreement, a party will not in any respect waive its right to seek any other form of relief that may be available to a party under the Merger Agreement (including monetary damages) in the event that such remedies are not available or otherwise are not granted, and nothing set forth in the specific performance provisions of the Merger Agreement will require any party to institute any action for (or limit any party’s right to institute any action for) specific performance under the Merger Agreement prior or as a condition to exercising any termination right pursuant to the Merger Agreement, nor will the commencement of any action pursuant to the foregoing provisions or anything set forth in the foregoing provisions restrict or limit any party’s right to terminate the Merger Agreement in accordance with its terms, or pursue any other remedies under the Merger Agreement that may be available then or thereafter.

The Merger Agreement further provides that each party will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy under law.

Tender Agreement

Concurrently with the execution of the Merger Agreement, the Company, Parent, Purchaser and Acquisition Sub entered into a Tender Agreement with DGT Holdings Corp. (“DGT”), a wholly owned subsidiary of Steel Holdings, dated as of April 6, 2016 (the “Tender Agreement”), which, among other things, provides that DGT will promptly tender, and not withdraw, 994,840 Shares, or approximately 25.1% of the outstanding Shares, into the Offer. The Tender Agreement will terminate and will have no further force or effect as of the earlier of: (a) the termination of the Merger Agreement in accordance with its terms and (b) the Acceptance Time.

The foregoing description of the Tender Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference.

7.	Appraisal Rights.

No appraisal rights are available to the holders of Shares in connection with the Offer. If the Merger is completed, appraisal rights will be available in connection with the Merger as further described below, but, although the availability of appraisal rights depends on the Merger being completed, stockholders who wish to exercise such appraisal rights must do so no later than the time of the consummation of the Offer, even though the Merger will not have been completed as of such time.

If the Merger is completed, the holders of Shares who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter lose their appraisal rights (by withdrawal, failure to perfect or otherwise), in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Moreover, the “fair value” so determined could be higher or lower than, or the same as, the Offer Price. Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than the Offer Price.

Section 262 of the DGCL provides that, if a merger was approved pursuant to Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder wishes to elect to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•
no later than the consummation of the Offer, deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL will be provided to each stockholder of record on the effective date of the Merger in the event that the Merger is consummated without any meeting of the Company’s stockholders pursuant to Section 251(h) of the DGCL.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is completed. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares, but, instead, upon the terms and subject to the conditions of the Offer, you will receive the Offer Price for your Shares.

8.	Transactions and Arrangements Concerning the Shares.

Except pursuant to Tender Agreement, or as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of the members of the Purchaser Group nor, to the best knowledge of any member of the Purchaser Group, any of the persons listed in Schedule I to this Offer to Purchase, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of the members of the Purchaser Group nor, to the best knowledge of any member of the Purchaser Group, any of the persons listed in Schedule I to this Offer to Purchase has effected any transaction with respect to the Shares or any other equity securities of the Company during the past 60 days; (iii) none of the members of the Purchaser Group nor, to the best knowledge of any member of the Purchaser Group, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between any of the members of the Purchaser Group, their subsidiaries or, to the best knowledge of the members of the Purchaser Group, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between any of the members of the Purchaser Group, their subsidiaries or, to the best knowledge of the members of the Purchaser Group, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

9.	Certain Relationships between Parent, Purchaser or Acquisition Sub and the Company.

As of March 28, 2016, SPH Group Holdings LLC (“SPHG Holdings”), a wholly owned subsidiary of Steel Holdings, beneficially owned 8,560,592 shares of Parent’s common stock, representing approximately 69.8% of Parent’s outstanding shares of common stock. The power to vote and dispose of the securities held by SPHG Holdings is controlled by Steel Partners Holdings GP Inc. (“Steel Holdings GP”), the general partner of Steel Holdings.

Steel Holdings, through its wholly owned subsidiary DGT, beneficially owns 994,840 Shares, representing approximately 25.1% of the outstanding Shares.  Effective March 28, 2016, SPHG Holdings caused the 994,840 Shares then owned directly by it to be transferred to DGT.

Warren G. Lichtenstein, a director of the Company, is also Chairman of the Board of Parent and the Executive Chairman of Steel Holdings GP.  Glen Kassan, a director of the Company, was formerly affiliated with Steel Holdings GP.  As of the date hereof, Mr. Lichtenstein owns directly 7,507 Shares and beneficially owns an additional 3,000 unvested restricted Shares.  As of the date hereof, Mr. Kassan owns directly 17,000 Shares and beneficially owns an additional 3,000 unvested restricted Shares.

Management Services Agreement with the Company

On May 1, 2014, the Company renewed its Management Services Agreement (“Company Management Services Agreement”) with SP Corporate Services LLC (“SP Corporate”). On March 25, 2015, the Company and SP Corporate entered into an amendment to the Company Management Services Agreement (the “Amendment”) in order to, among other things, extend the term of the Company Management Services Agreement until May 1, 2016. SP Corporate is an affiliate of SPHG Holdings. A member of the Company Board, Warren G. Lichtenstein, is affiliated with SPHG Holdings. Also, the Company’s Chairman of the Board, Glen M. Kassan, was formerly affiliated with SPHG Holdings. Pursuant to the Company Management Services Agreement, SP Corporate agreed to provide, at the direction of the Company’s Chief Executive Officer, non-exclusive services to support the Company’s growth strategy, business development, planning, execution assistance and related support services. The monthly fee for these services is $10,400 paid in advance. The Company Management Services Agreement has been approved by the Audit Committee of the Company Board and a majority of the disinterested directors of the Company. On February 18, 2016, the Company consented to the transfer of the Company Management Services Agreement to SPH Services, Inc. (“SPH Services”), which is an affiliate of SPHG Holdings.

Management Services Agreement with Parent

On January 1, 2012, Parent entered into a Management Services Agreement (as amended, the “Parent Management Services Agreement”) with SP Corporate, pursuant to which SP Corporate provided Parent with continued executive and corporate services. The Parent Management Services Agreement was amended and restated effective February 23, 2016 to have SPH Services furnish the services to Parent and to make certain other changes. Both SP Corporate and SPH Services are affiliates of SPHG Holdings. Warren G. Lichtenstein is the Chief Executive Officer of SP Corporate and SPH Services, James F. McCabe, Jr. is President of SP Corporate and the President and Chief Financial Officer of SPH Services, and Jack Howard is Senior Vice President of SP Corporate and SPH Services. Under the Parent Management Services Agreement, SP Corporate furnished and, effective as of February 23, 2016, SPH Services furnishes the services of Jack L. Howard as Parent’s Principal Executive Officer, James F. McCabe, Jr. as Parent’s Chief Financial Officer and Senior Vice President, and Jeffrey Svoboda as Parent’s Senior Vice President and the President and Chief Executive Officer of Purchaser. Additionally, SPH Services has agreed to furnish to Parent personnel to perform additional services, which include, without limitation:

•	legal, tax, accounting, treasury, environmental health and safety, human resources, marketing, operating group management, and investor relations;
•	additional executive services;
•	international business services; and
•	preparation of reports for filing with the SEC.

Performance of services under the Parent Management Services Agreement by SPH Services and its personnel are subject to the oversight of Parent’s Audit Committee, and the authority of SPH Services and its personnel to incur any obligation or enter into any transaction is subject to the prior approval of Parent’s Audit Committee or a prior written delegation of authority of Parent’s Audit Committee delivered to SPH Services.

Messrs. Howard, McCabe, and Svoboda, as well as the persons that will render the above functions to Parent are made available to Parent on a non-exclusive basis. However, pursuant to the terms of the Parent Management Services Agreement, all such persons are required to devote such time and effort as is reasonably necessary to fulfill the statutory and fiduciary duties applicable to them in performing such services.

On May 3, 2015, the Parent Management Services Agreement was modified to clarify the services to be provided and to adjust the annual fee in consideration of such services from $8.9 million to $10.6 million. Additionally, Parent reimburses SPH Services for all expenses incurred on Parent’s behalf in connection with the performance of the services under the Parent Management Services Agreement. During 2015, Parent reimbursed SP Corporate and its affiliates an aggregate of approximately $0.7 million for business expenses incurred on Parent’s behalf pursuant to the Parent Management Services Agreement. Effective February 23, 2016, SP Corporate assigned its rights and responsibilities under the Parent Management Services Agreement to its parent company, SPH Services, and Parent and SPH Services entered into an Amended and Restated Management Services Agreement to have SPH Services furnish the services to be provided pursuant to the Parent Management Services Agreement and to make certain other changes. The Parent Management Services Agreement provides that Parent is to indemnify and hold harmless SPH Services and its affiliates and employees from any claims or liabilities by a third party in connection with activities or the rendering of services under the Parent Management Services Agreement.

The Parent Management Services Agreement continues through December 31, 2016 and will renew for successive one year periods, unless and until terminated in accordance with the terms set forth therein. Upon any such termination, a reserve fund will be established by Parent for the payment of expenses incurred by or due to SPH Services that are attributable to the services provided to Parent.

Parent’s Audit Committee approved the entry into the Parent Management Services Agreement. Parent’s Audit Committee concluded that the engagement of SP Corporate and SPH Services provides a cost effective solution to Parent for obtaining executive and other necessary services. The services provided under the Parent Management Services Agreement were formerly provided by employees of Parent. In negotiating and approving the Parent Management Services Agreement, Parent’s Audit Committee, consisting of its “independent” directors as defined by the rules of the NASDAQ Market, considered such issues as the scope of the services to be provided by SP Corporate and SPH Services to Parent, the pricing of any arrangement with SP Corporate and SPH Services and the limits of authority for the outsourced personnel.

See also Special Factors — Section 1 – Background of the Offer; Past Contacts or Negotiations with the Company, Special Factors — Section 6 – The Merger Agreement and the Tender Agreement, and Special Factors — Section 8 – Transactions and Arrangements Concerning the Shares.

10.	Interests of Directors and Executive Officers in the Offer and the Merger.

In considering the fairness of the consideration to be received in the Offer and the Merger, the stockholders of the Company should be aware that certain directors and executive officers of the Company have interests in the Offer and the Merger that may present them with certain actual or potential conflicts of interest. A description of these interests, including the information required to be disclosed pursuant to Item 402(t) of Regulation S-K, is included in the Company’s Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations And Agreements”, “Item 4. The Solicitation or Recommendation” and “Item 8. Additional Information” which description and information is incorporated herein by reference.

THE TENDER OFFER

1.	Terms of the Offer.

Acquisition Sub is offering to purchase all of the issued and outstanding Shares at the Offer Price. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and, as promptly as practicable after the Expiration Date, pay for all Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) validly tendered prior to midnight, New York City time, on the Expiration Date and not validly withdrawn as described in The Tender Offer — Section 4 – Withdrawal Rights.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn a number of Shares that satisfies both the Minimum Tender Condition and the Super-Majority of the Minority Condition and the other conditions described in The Tender Offer — Section 11 – Conditions of the Offer.

The Merger Agreement provides that Acquisition Sub will (and Purchaser will cause Acquisition Sub to): (i) extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer; and (ii) if, on the Expiration Date, any condition to the Offer has not been satisfied or waived, extend the Offer on one or more occasions in consecutive increments of up to five (5) Business Days each (or such longer period as the parties may agree) until such time as each such condition has been satisfied or waived. However, (1) in no event will Acquisition Sub be required to extend the Offer beyond June 22, 2016 or the valid termination of the Merger Agreement, (2) if, at any otherwise scheduled expiration of the Offer, all of the conditions to the Offer, except for the Minimum Tender Condition and/or the Super-Majority of the Minority Condition, has been satisfied or waived, Acquisition Sub will in such situation be required to extend the Offer in consecutive increments of up to five (5) Business Days each but in no event more than fifteen (15) Business Days in the aggregate (or such other period as the parties may agree), (3) Acquisition Sub may extend the Offer for up to five (5) Business Days in order to determine whether the Appraisal Rights Condition has been satisfied, and (4) Acquisition Sub will extend the Offer if requested by the Special Committee, or may extend the Offer at its election, in connection with its right to renegotiate the terms of the Merger Agreement in the event that the Company receives a superior third-party proposal to the Offer and the Merger.

The Merger Agreement provides that Acquisition Sub expressly reserves the right to waive any of the conditions to the Offer, except that Acquisition Sub may not waive (a) the Minimum Tender Condition, (b) the Super-Majority of the Minority Condition, (c) the condition that the waiting period applicable to the purchase of the Shares pursuant to the Offer or the consummation of the Merger under the HSR Act, shall have expired or been terminated, or (d) the condition that any governmental authority of competent jurisdiction shall not have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) that is then in effect and has the effect of making the Offer or the Merger illegal or otherwise preventing or prohibiting consummation of the Offer or the Merger.  In addition, the Merger Agreement provides that Acquisition Sub expressly reserves the right to modify the terms of the Offer, except that, without the prior written consent of the Company, Acquisition Sub will not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) add to the conditions to the Offer or change, modify or waive any of the conditions to the Offer in a manner adverse to the holders of the Shares, (iv) extend or otherwise change the Expiration Date of the Offer (except as required or permitted by the Merger Agreement), (v) change the form of consideration payable in the Offer, or (vi) otherwise amend, modify or supplement any of the other terms of the Offer in any manner adverse to the holders of the Shares.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in The Tender Offer — Section 4 – Withdrawal Rights. However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC and other applicable laws and regulations, we expressly reserve the right to waive any condition to the Offer at any time and from time to time, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer. Any extension, delay, termination or amendment of the Offer will be followed promptly by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes and the appropriate manner of dissemination. In a published release, the SEC has stated that, in its view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to holders of Shares, and with respect to a change in price or a change in the percentage of securities sought, a minimum 10 business day period may be required to allow for adequate dissemination to holders of Shares and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

Our obligation to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions of the Offer. Notwithstanding any other provision of the Offer or the Merger Agreement, we will not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment or (subject to any such rules and regulations) the payment for, any tendered Shares, and may terminate the Offer at any scheduled Expiration Date or amend or terminate the Offer as otherwise permitted by the Merger Agreement, if any of the conditions of the Offer have not been satisfied. Under certain circumstances described in the Merger Agreement, we may terminate the Merger Agreement.

The Company has provided us with its stockholders list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, as well as the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of the conditions of the Offer set forth in The Tender Offer — Section 11 – Conditions of the Offer, we will accept for payment and promptly pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer. Subject to compliance with Rule 14e-1(c) and Rule 14d-11(e) under the Exchange Act, as applicable, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation. See Special Factors — Section 16 – Certain Legal Matters; Regulatory Approvals.

In all cases, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in The Tender Offer — Section 3 – Procedures for Accepting the Offer and Tendering Shares and (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted through electronic means by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received, and agrees to be bound by the terms of, the Letter of Transmittal, and that Acquisition Sub may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in The Tender Offer — Section 4 – Withdrawal Rights and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates representing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in The Tender Offer — Section 3 – Procedures for Accepting the Offer and Tendering Shares, such Shares will be credited to an account maintained at DTC), as promptly as practicable following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case on or prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.” Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder or holders have completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signers of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person or persons other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary on or prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•
a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received on or prior to the Expiration Date by the Depositary as provided below; and

•
the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal are received by the Depositary within three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Purchaser Group.

Notwithstanding any other provision of this Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

THE METHOD OF DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS WILL BE DEEMED MADE, AND RISK OF LOSS THEREOF SHALL PASS, ONLY WHEN THEY ARE ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER OF SHARES, BY BOOK-ENTRY CONFIRMATION WITH RESPECT TO SUCH SHARES). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. Neither the Purchaser Group nor any of its respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of the Purchaser Group as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Acquisition Sub, and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of the Purchaser Group will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of the Company in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of 28%). To avoid backup withholding, any U.S. stockholder that does not otherwise establish an exemption should complete and return the IRS Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a U.S. person, the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Any foreign stockholder should submit an IRS Form W-8BEN or W-8BEN-E, as applicable (or other applicable IRS Form W-8), attesting to such stockholder’s exempt foreign status in order to qualify for an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund from the IRS or a credit against a stockholder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time until midnight, New York City time, on the Expiration Date. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn after June 20, 2016 if Acquisition Sub has not accepted them for payment by the end of June 20, 2016.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at the address set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in The Tender Offer — Section 3 – Procedures for Accepting the Offer and Tendering Shares, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in The Tender Offer — Section 3 – Procedures for Accepting the Offer and Tendering Shares at any time prior to the Expiration Date.

The Purchaser Group will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. Neither the Purchaser Group nor any of its respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

5.	Certain U.S. Federal Income Tax Consequences of the Offer.

The following is a summary of the material U.S. federal income tax consequences of the Offer and the Merger to stockholders of the Company whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The summary is for general information only and does not purport to consider all aspects of U.S. federal income taxation that might be relevant to stockholders of the Company. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof in effect as of the date of this Offer, all of which are subject to change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS or any opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary applies only to stockholders of the Company in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This summary does not address foreign, state or local tax consequences of the Offer or the Merger, nor does it purport to address the U.S. federal income tax consequences of the transactions to holders of Company compensatory or other equity-based awards, or to special classes of taxpayers (e.g., foreign taxpayers, small business investment companies, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for U.S. federal income tax purposes, U.S. persons whose functional currency is not the U.S. dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, stockholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction, stockholders who received Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights or stock appreciation rights, as restricted stock or otherwise as compensation, stockholders who received Shares pursuant to the exercise of warrants, stockholders that beneficially own (actually or constructively) more than 5% of the total fair market value of the Shares) and stockholders that exercise their appraisal right in connection with the Merger. In addition, this summary does not address U.S. federal taxes other than income taxes.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is: (i) an individual citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if (A) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes. This discussion does not address the tax consequences to stockholders who are not U.S. Holders.

If a partnership, or another entity treated as a partnership for U.S. federal income tax purposes, holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for U.S. federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and of changes in such laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. In general, a U.S. Holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received (determined before the deduction of any withholding tax) and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss, provided that a U.S. Holder’s holding period for such block of Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Capital gains recognized by an individual upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum U.S. federal income tax rate of 20%. In addition, certain non-corporate stockholders may be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of the gain recognized in connection with the Offer or the Merger. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a U.S. Holder’s capital losses.

A U.S. Holder whose Shares are purchased pursuant to the Offer or exchanged for cash pursuant to the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See The Tender Offer — Section 3 – Procedures for Accepting the Offer and Tendering Shares.

6.	Price Range of Shares; Dividends.

The Shares currently trade on the NYSE MKT under the symbol “SLI.” The following table sets forth the high and low closing sale prices per Share for each quarterly period within the two preceding fiscal years and during the first two quarters of the current fiscal year, as based on published financial sources:

	High	Low
Fiscal Year Ended December 31, 2014
First Quarter	$27.99	$24.01
Second Quarter	$32.05	$24.84
Third Quarter	$49.59	$29.86
Fourth Quarter	$50.15	$35.74
Fiscal Year Ended December 31, 2015
First Quarter	$43.50	$37.26
Second Quarter	$43.80	$37.36
Third Quarter	$40.99	$33.75
Fourth Quarter	$35.50	$30.45
Fiscal Year 2016
First Quarter	$34.50	$28.07
Second Quarter (through April 20, 2016)	$39.98	$33.20

On April 6, 2016, the last full day of trading before the public announcement of the execution of the Merger Agreement, the reported closing price of the Shares on the NYSE MKT was $33.70 per Share. On February 8, 2016, the last full day of trading before the public announcement of the February 2016 Proposal, the reported closing price of the Shares on the NYSE MKT was $28.95 per Share. On April 20, 2016, the last full day of trading before the commencement of the Offer, the reported closing price of the Shares on the NYSE MKT was $39.90 per Share. Stockholders are urged to obtain current market quotations for the Shares.

According to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on March 15, 2016, the Company has not declared or paid dividends with respect to the Shares since 2012.

7.	Certain Information Concerning the Company.

The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the financial and other information in such filings and other publicly available information. The Purchaser Group does not have any knowledge that would indicate that any statements contained in this Offer to Purchase based on such filings and information are untrue.

General. The Company designs, manufactures and markets power electronics, motion control, power protection, power quality electromagnetic equipment, and custom gears and gearboxes that are used in a variety of medical, commercial and military aerospace, computer, datacom, industrial, architectural and entertainment lighting, and telecom applications.

The address of the Company’s principal executive offices and the Company’s phone number at its principal executive offices are as set forth below:

520 Fellowship Road
Suite A114
Mt. Laurel, NJ 08054
(856) 727-1500

Projected Financial Information. In connection with our due diligence review of the Company, the Company made available to us certain financial forecasts included in Item 4. “Solicitation or Recommendation” of the Schedule 14D-9 under the sub-heading entitled “Unaudited Projections.”

Additional Information. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning the Company’s directors and officers, their remuneration, restricted stock units, restricted stock, stock options or warrants granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements, the last one having been filed with the SEC on April 24, 2015 and distributed to the Company’s stockholders. Such information also will be available in the Schedule 14D-9. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including the Company, that file electronically with the SEC.

8.	Certain Information Concerning Parent, Purchaser and Acquisition Sub.

Parent, a Delaware corporation, is a diversified manufacturer of engineered niche industrial products with leading market positions in many of the markets it serves.  The principal executive offices of Parent are located at 1133 Westchester Avenue, Suite N222, White Plains, New York 10604. The telephone number at such office is (914) 461-1300.

Purchaser, a Delaware corporation and a wholly owned subsidiary of Parent, owns Handy & Harman and Bairnco, LLC, formerly Bairnco Corporation. The principal executive offices of Purchaser are located at 1133 Westchester Avenue, Suite N222, White Plains, New York 10604. The telephone number at such office is (914) 461-1300.

Acquisition Sub is a Delaware corporation and a wholly owned subsidiary of Purchaser and was formed solely for the purpose of facilitating Purchaser’s acquisition of the Company. Acquisition Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement. Upon consummation of the Merger, Acquisition Sub will merge with and into the Company and will cease to exist, with the Company surviving the Merger. The principal executive offices of Acquisition Sub are located at 1133 Westchester Avenue, Suite N222, White Plains, New York 10604.The telephone number at such office is (914) 461-1300.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of each member of the Purchaser Group are set forth in Schedule I to this Offer to Purchase.

None of the members of the Purchaser Group or, to the best knowledge of any member of the Purchaser Group, the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

9.	Source and Amount of Funds.

We estimate that we will need approximately $163.8 million to purchase all of the Shares we are seeking to purchase pursuant to the Offer and to complete the Merger. We will have, at the expiration of the Offer, sufficient funds for this purpose. We expect to obtain the necessary funds to pay for Shares validly tendered, and not withdrawn, pursuant to the Offer, and to consummate the Merger, from available funds under Purchaser’s existing senior secured revolving credit facility at or about the first time as of which Acquisition Sub accepts any Shares for payment pursuant to the Offer. We have no specific alternative financing arrangements or alternative financing plans in connection with the Offer or the Merger.  There is no financing condition to the Offer.

Purchaser has in place an amended and restated senior credit agreement ("Senior Credit Facility"), which provide for an up to $400.0 million senior secured revolving credit facility, including a $20.0 million sublimit for the issuance of letters of credit and a $20.0 million sublimit for the issuance of swing loans. Borrowings under the Senior Credit Facility bear interest, at Purchaser’s option, at either LIBOR or the Base Rate, as defined, plus an applicable margin as set forth in the loan agreement (2.00% and 1.00%, respectively, for LIBOR and Base Rate borrowings at December 31, 2015), and the revolving facility provides for a commitment fee to be paid on unused borrowings. The weighted-average interest rate on the revolving facility was 2.47% at December 31, 2015. Purchaser’s availability under the Senior Credit Facility was $183.2 million as of December 31, 2015.

The Senior Credit Facility will expire, with all amounts outstanding due and payable, on August 29, 2019. The Senior Credit Facility is guaranteed by substantially all existing and thereafter acquired or created domestic and Canadian wholly-owned subsidiaries of Purchaser, and obligations under the Senior Credit Facility are collateralized by first priority security interests in and liens upon all present and future assets of Purchaser and these subsidiaries. The Senior Credit Facility restricts Purchaser’s ability to transfer cash or other assets to Parent, subject to certain exceptions. The Senior Credit Facility is subject to certain mandatory prepayment provisions and restrictive and financial covenants, which include a maximum ratio limit on Total Leverage and a minimum ratio limit on Fixed Charge Coverage, as defined, as well as a minimum liquidity level.

10.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), neither the Company  nor any of its subsidiaries will declare, set aside or pay any dividend or make any other distribution with respect to any equity interests of the Company or any of its subsidiaries, or otherwise make any payments to stockholders in their capacity as such.

11.	Conditions of the Offer.

For purposes of this Section 11, capitalized terms used in this Section 11 and defined in the Merger Agreement have the meanings set forth in the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. Notwithstanding any other provisions of the Offer, but subject to compliance with the terms and conditions of the Merger Agreement and in addition to (and not in limitation of) the obligations of Acquisition Sub to extend the Offer pursuant to the terms and conditions of the Merger Agreement, Acquisition Sub will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, pay for any Shares validly tendered and not withdrawn pursuant to the Offer in the event that at or prior to the expiration of the Offer:

•	the Minimum Tender Condition shall not have been satisfied;

•	the Super-Majority of the Minority Condition shall not have been satisfied;

•	the waiting period applicable to the purchase of Shares pursuant to the Offer or the consummation of the Merger under HSR Act shall not have expired or been terminated (the “Antitrust Condition”);

•
the Shares held by stockholders of the Company that have properly exercised appraisal rights under Delaware law shall have exceeded ten percent (10%) of the Shares outstanding immediately prior to the Acceptance Time;

•	any of the following conditions have occurred and shall be continuing at the time of the expiration of the Offer or immediately prior to the Acceptance Time:

1.
any governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) that is then in effect and has the effect of making the Offer or the Merger illegal or otherwise preventing or prohibiting consummation of the Offer or the Merger;

2.	since the date of the Merger Agreement, there shall have occurred a Material Adverse Effect;

3.
the representations and warranties of the Company contained in the Merger Agreement (other than the representations and warranties in Sections 4.01(a) (Organization), 4.03(a) (Capitalization), 4.04 (Authority), 4.05 (No Conflicts) and 4.18 (Brokers) shall not be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) as of the time of expiration of the Offer as though made at and as of such time (except for the representations and warranties that address matters only as of a particular date, in which case as of such date), except where the failure of all such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and (ii) the representations and warranties of the Company in Sections 4.01(a) (Organization), 4.03(a) (Capitalization), 4.04 (Authority), 4.05 (No Conflicts) and 4.18 (Brokers) shall not be true and correct as of the time of expiration of the Offer as though made at and as of such time (except for the representations and warranties that address matters only as of a particular date, in which case as of such date);

4.	the Company shall have failed to perform or comply with, in any material respect, its obligations required to be performed or complied with by it under the Merger Agreement at or before such time;

5.	the Merger Agreement shall have been terminated in accordance with its terms; or

6.
Purchaser shall have failed to receive from the Company a certificate, signed by an executive officer of the Company, certifying that none of the conditions set forth in items (2), (3) or (4) above shall be continuing as of the expiration of the Offer.

The foregoing conditions are for the sole benefit of Parent, Purchaser and Acquisition Sub and may be waived by Parent, Purchaser or Acquisition Sub in whole or in part at any time and from time to time and in the sole discretion of Parent, Purchaser or Acquisition Sub (subject to certain exceptions described below) prior to the expiration of the Offer, subject in each case to the terms of the Merger Agreement and applicable law. Any reference in this Offer to Purchase or in the Merger Agreement to a condition or requirement being satisfied shall be deemed met if such condition or requirement is so waived. Notwithstanding the foregoing, subject to any applicable rules and regulations of the SEC, each of Parent, Purchaser and Acquisition Sub reserves the right, in its sole discretion and subject to applicable law, to delay the acceptance for payment of, or payment for, Shares until satisfaction of all conditions to the Offer that are dependent upon the receipt of governmental or regulatory approvals.  The foregoing conditions shall be in addition to, and not a limitation of, the rights of the Purchaser Group to extend, terminate and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement. The failure by the Purchaser Group or any of its affiliates at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration of the Offer.

Acquisition Sub may not waive (a) the Minimum Tender Condition, (b) the Super-Majority of the Minority Condition, (c) the Antitrust Condition, or (d) the condition that any governmental authority of competent jurisdiction shall not have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) that is then in effect and has the effect of making the Offer or the Merger illegal or otherwise preventing or prohibiting consummation of the Offer or the Merger.

As of April 20, 2016, 3,969,560 Shares were outstanding.  In order to satisfy the Minimum Tender Condition, Acquisition Sub must receive valid tenders (that have not been properly withdrawn) of at least 1,984,781 Shares (including the 994,840 Shares agreed to be tendered by DGT pursuant to the Tender Agreement), assuming no change in the Shares outstanding since April 20, 2016.  In order to satisfy the Super-Majority of the Minority Condition, Acquisition Sub must receive valid tenders (that have not been properly withdrawn) of at least 1,784,832 Shares (not including the 994,840 Shares agreed to be tendered by DGT pursuant to the Tender Agreement), assuming no change in the Shares outstanding since April 20, 2016.  Satisfaction of the Super-Majority of the Minority Condition will require the tender of approximately 70% of the currently outstanding Shares (including the 994,840 Shares agreed to be tendered by DGT pursuant to the Tender Agreement).

We believe that the number of Shares outstanding immediately prior to the expiration of the Offer is likely to change from the number of Shares outstanding as of April 20, 2016, due to vesting and forfeitures of employee equity awards, exercises by employees of employee stock options and ordinary course and other changes and, accordingly, the percentages and numbers of currently outstanding Shares required to be tendered to satisfy the Minimum Tender Condition and the Super-Majority of the Minority Condition are likely to change.  We do not believe, however, that such changes will be material to the likelihood of satisfaction of such conditions.

Without the prior written consent of the Company, Acquisition Sub may not: (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) add to the Offer conditions or change, modify or waive any Offer condition in a manner adverse to the holders of Shares, (iv) extend or otherwise change the Expiration Date (except as required or permitted by the provisions of the Merger Agreement), (v) change the form of consideration payable in the Offer, or (vi) otherwise amend, modify or supplement any of the other terms of the Offer in any manner adverse to the holders of Shares.

12.	Certain Legal Matters; Regulatory Approvals.

General

Except as described in this Section 12, based on our examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, we are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that would be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below in this Section 12, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our purchase of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except for takeover laws in jurisdictions other than Delaware as described below under “State Takeover Laws,” such approval or other action will be sought. However, except for observance of the waiting periods summarized under “Antitrust Compliance” below in this Section 12, we do not anticipate delaying the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or action, if needed, will be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business or that certain parts of the Company’s business might not have to be disposed of or held separate, any of which may give us the right to terminate the Offer at any Expiration Date without accepting for payment any Shares validly tendered (and not withdrawn) pursuant to the Offer. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions of the Offer, including, among other conditions, the Antitrust Condition. See The Tender Offer — Section 11 – Conditions of the Offer.

Antitrust Compliance

Under the HSR Act (including the related rules and regulations that have been promulgated thereunder by the FTC), certain acquisition transactions, including Acquisition Sub’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. Pursuant to the HSR Act, on April 14, 2016 and April 18, 2016, Parent and the Company filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division.

Under the HSR Act, Acquisition Sub’s purchase of the Shares pursuant to the Offer is subject to an initial waiting period of fifteen (15) calendar days that will expire at 11:59 pm, EDT on April 29, 2016. However, the initial waiting period may be terminated prior to such date and time by the FTC and the Antitrust Division, or we may receive a request for additional information or documentary material (a “Second Request”) from either the FTC or the Antitrust Division prior to such expiration. If the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer will be extended for an additional period of 10 calendar days, which will begin on the date on which we have substantially complied with the Second Request. Complying with a Second Request can take a significant period of time. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with our consent. The FTC or the Antitrust Division may terminate the additional 10-day waiting period before its expiration.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require Acquisition Sub (or, after completion of the Merger, Purchaser) to divest the Shares, or (iv) to require us or the Company to divest substantial assets. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. See The Tender Offer — Section 11 – Conditions of the Offer.

Based upon an examination of publicly available information and other information relating to the businesses in which the Company is engaged, the Purchaser Group and the Company believe that neither the purchase of Shares by Acquisition Sub pursuant to the Offer nor the consummation of the Merger should violate applicable antitrust laws. Nevertheless, neither we nor the Company can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See The Tender Offer — Section 11 – Conditions of the Offer.

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Company’s certificate of incorporation contains a provision whereby the Company elected not to be governed by Section 203 of the DGCL and, therefore, Section 203 of the DGCL is inapplicable to the Merger Agreement and the transactions contemplated therein.

A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See The Tender Offer — Section 11 – Conditions of the Offer.

Legal Proceedings

None.

13.	Fees and Expenses.

Purchaser has retained MacKenzie Partners, Inc. to be the Information Agent and American Stock Transfer & Trust Company, LLC to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, electronic mail, telephone, telecopy, personal interview and other methods of electronic communication and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

The Purchaser Group will not pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Acquisition Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Acquisition Sub.

14.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any state in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such state. However, we may, in our sole discretion, take such action as we may deem necessary to make the Offer in any such state and extend the Offer to holders of Shares in such state.

No person has been authorized to give any information or to make any representation on behalf of Parent, Purchaser or Acquisition Sub not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of the Purchaser Group, the Depositary or the Information Agent for the purposes of the Offer.

The Purchaser Group has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed or will file, pursuant to Rule 14d-9 under the Exchange Act, the Schedule 14D-9 with the SEC, together with exhibits, setting forth the recommendation of the Special Committee and the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth in The Tender Offer — Section 7 – Certain Information Concerning the Company.

Handy & Harman Ltd.
Handy & Harman Group Ltd.
SLI Acquisition Co.

April 21, 2016

SCHEDULE I:

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT, PURCHASER AND ACQUISITION SUB

1.	Parent

The name, age, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Parent are set forth below. The business address of each director and executive officer of Parent is 1133 Westchester Avenue, Suite N222, White Plains, New York 10604.  Each of the following individuals is a U.S. citizen.

Name and Position	Age	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years
Warren G. Lichtenstein (Chairman of the Board)	50
Mr. Lichtenstein has served as the Chairman of the Board of Parent since July 2005. Mr. Lichtenstein has served on the Board of Directors of over twenty public companies. He served as the Chairman of the Board and Chief Executive Officer of Steel Partners Holdings GP Inc. (“Steel Holdings GP”) from July 2009 to February 2013, and has served as Executive Chairman since February 2013. Steel Holdings GP is the general partner of Steel Partners Holdings L.P. (“Steel Holdings”) a global diversified holding company that engages in multiple businesses through consolidated subsidiaries, associated companies and other interests. Mr. Lichtenstein is the Chairman and Chief Executive Officer of Steel Partners LLC (“Steel Partners”) and has been associated with Steel Partners and its affiliates since 1990. Since March 2013, Mr. Lichtenstein has served as Chairman of the Board of ModusLink Global Solutions, Inc. (“ModusLink”), a NASDAQ company providing customized supply chain management services to the world’s leading high technology companies, and became its interim Chief Executive Officer on March 28, 2016. Mr. Lichtenstein has served as a director of Aerojet Rocketdyne Holdings, Inc., a NYSE-listed manufacturer of aerospace and defense products and systems with a real estate business segment, since March 2008 and has served as the Chairman of the Board since March 2013. Mr. Lichtenstein has served as a director (currently Chairman of the Board) of Steel Excel Inc. (“Steel Excel”), a company whose business currently consists of Steel Sports Inc. and Steel Energy Services Ltd., since October 2010 and Chairman of the Board since May 2011. In 2011 Mr. Lichtenstein founded Steel Sports, Inc., a subsidiary of Steel Excel dedicated to building a network of participatory and experience-based sports-related businesses, with a particular emphasis on youth sports. He has served as a director of the Company since March 2010.

Jack L. Howard (Principal Executive Officer and Director)	54
Mr. Howard has been Vice Chairman of the Board of Parent since March 2012 and Principal Executive Officer of Parent since January 2013, and has served as a director since July 2005. Mr. Howard has been a registered principal of Mutual Securities, Inc., a FINRA registered broker-dealer, since 1989. Mr. Howard has served as the President of Steel Holdings GP since July 2009 and has served as a director of Steel Holdings GP since October 2011. He also served as the Assistant Secretary of Steel Holdings GP from July 2009 to September 2011 and as Secretary from September 2011 to January 2012. He is the President of SP General Services LLC. He is the President of Steel Partners LLC and has been associated with Steel Partners LLC and its affiliates since 1993. Mr. Howard also co-founded Steel Partners II, L.P. in 1993, a private investment partnership that is now a wholly owned subsidiary of Steel Holdings. Mr. Howard has been a director of Steel Excel since December 2007, serving as Vice Chairman of the Steel Excel Board of Directors since May 2012, and Principal Executive Officer of Steel Excel since March 2013. He currently holds the securities licenses of Series 7, Series 24, Series 55 and Series 63.

James F. McCabe, Jr. (Senior Vice President and Chief Financial Officer)	53
Mr. McCabe has served as Senior Vice President of Parent and Handy & Harman since March 2007, and Chief Financial Officer of Parent since August 2008, and holds similar positions in substantially all of Parent’s subsidiaries. Mr. McCabe has served as the Chief Financial Officer of Steel Excel since May 2013. In addition, since October 2011, Mr. McCabe has served as the Chief Financial Officer of Steel Holdings GP and as an officer of certain of Steel Holdings’ affiliates. Mr. McCabe has been the Chief Financial Officer of SPH Services Inc., a subsidiary of Steel Holdings and the parent of SP Corporate Services LLC (“SP Corporate”), since October 2011 and President since January 2012.

Patrick A. DeMarco (Director)	51
Mr. DeMarco has served as a director of Parent since 2012. Mr. DeMarco has been President of Risken Software Services, a provider of enterprise level technology solutions to automotive dealerships, since 2006.

Robert Frankfurt (Director)	50
Mr. Frankfurt has been a director of Parent since November 2008. Mr. Frankfurt is the founder of Myca Partners, Inc., an investment advisory services firm, and has served as its President since November 2006. Mr. Frankfurt served as a director of Peerless Systems Corp., a public company that licenses and sells imaging and networking technologies and components to the digital document markets, from November 2010 to June 2012.  Mr. Frankfurt served as a director of Mercury Payment Systems, Inc., a private company that provides integrated transaction processing, from October 2010 until its sale in June 2014.

John H. McNamara Jr. (Director)	52
Mr. McNamara has served as a director of Parent since February 2008. He is a Managing Director and investment professional of Steel Partners and has been associated with Steel Partners and its affiliates since 2006. Mr. McNamara has served as Chairman of the Board of WebBank, a Utah chartered industrial bank that is a wholly owned subsidiary of Steel Holdings, since 2009, and Executive Chairman since 2012. Mr. McNamara served as a director of the Company from 2008 until 2011.

Garen W. Smith (Director)	73
Mr. Smith has served as a director of Parent since 2002. He has served as Vice President, Secretary and Treasurer of New Abundance Corp., a business consulting company, since 1997. Mr. Smith has served as a director of Phillips Manufacturing Company since November 2006. Mr. Smith also serves on the advisory board of Steel Warehouse Company, Inc. Mr. Smith is also currently the President of Grove Park Associates, a small, regional residential developer.

Jeffrey A. Svoboda (Senior Vice President and Director)	64
Mr. Svoboda has served as a director of Parent since June 2011 and has been President and Chief Executive Officer of Purchaser since August 2011, and President of Handy & Harman since January 2008, and of Bairnco LLC since January 2009, each a wholly owned subsidiary of Purchaser. Mr. Svoboda has also served as a Senior Vice President of Parent since March 2009.

2.	Purchaser

The name, age, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Purchaser are set forth below. The business address of each director and executive officer of Purchaser is 1133 Westchester Avenue, Suite N222, White Plains, New York 10604.  Each of the following individuals is a U.S. citizen.

Name and Position	Age	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years
Jack L. Howard (Director)	54	Mr. Howard has been Chairman of the Board of Purchaser since February 2013. See above for additional information.

James F. McCabe, Jr. (Senior Vice President and Director)	53	See above.

Jeffrey A Svoboda (President, Chief Executive Officer and Director)	64	See above.

Michael T. Held (Vice President and Chief Financial Officer)	58
Mr. Held has served as the Vice President and Chief Financial Officer of Purchaser since January 2013. He served as the US Chief Financial Officer for Acuren Inspection, a single source provider of technology-enabled asset protection solutions, from June 2012 to January 2013. He served as Chief Financial Officer of GSI Group LLC, a manufacturer of grain storage bins and silos, from November 2010 to May 2012.

3.           Acquisition Sub

The name, age, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Acquisition Sub are set forth below. The business address of each director and executive officer of Acquisition Sub is 1133 Westchester Avenue, Suite N222, White Plains, New York 10604.  Each of the following individuals is a U.S. citizen.

Name and Position	Age	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years
Warren G. Lichtenstein (Chairman of the Board)	50	Mr. Lichtenstein has served as Chairman of the Board of Acquisition Sub since its formation on March 31, 2016. See above for additional information.

Jack L. Howard (Chief Executive Officer, President, and Director)	54	Mr. Howard has served as Chief Executive Officer, President, and Director of Acquisition Sub since its formation on March 31, 2016. See above for additional information.

James F. McCabe, Jr. (Chief Financial Officer, Secretary, Treasurer, and Director)	53	Mr. McCabe has served as Chief Financial Officer, Secretary, Treasurer, and Director of Acquisition Sub since its formation on March 31, 2016. See above for additional information.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent by each holder or such holder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:

American Stock Transfer & Trust Company, LLC
Operations Center
Attn: Reorganization Department
P.O. Box 2042
New York, New York 10272-2042

Phone: Toll-free (877) 248-6417
(718) 921-8317

If delivering by hand, express mail, courier
or any other expedited service:

American Stock Transfer & Trust Company, LLC
Operations Center
Attn: Reorganization Department
6201 15th Avenue
Brooklyn, New York 11219

Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
CALL TOLL FREE: (800) 322-2885
E-mail:  tenderoffer@mackenziepartners.com